MOSAIC
REAL SOLUTIONS. REAL RESULTS.

02 DEC 30 AM 8:45

December 24, 2002

02060823

By Overnight Courier

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

Ladies and Gentlemen:

Re: Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the following which are the most recent documents publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission"):

1. Initial Order dated December 17, 2002 granted by the Ontario Superior Court of Justice under *The Companies' Creditors Arrangements Act*; and

2. Material Change Report dated December 24, 2002.

The above documents are furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, neither of these documents should be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

dlw 1/8

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 813-4276.

Yours very truly,

Cecile S. Chung
Legal Counsel

Encl.

cc: Ben Kaak, Mosaic Group Inc. (w/o attachments)
Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Gregory Ashley, Testa, Hurwitz & Thibeault, LLP (w/ attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)

82-34686

MATERIAL CHANGE REPORT

Filed pursuant to Section 75(2) of the *Securities Act* (Ontario) and corresponding provisions of the securities legislation in other provinces

1. **Reporting Issuer**

The name and address of the reporting issuer is:

Mosaic Group Inc.
469A King Street West
Toronto, Ontario
M5V 3M4

2. **Date of Material Changes**

The material changes occurred on Friday December 13, 2002, Sunday December 15, 2002, Tuesday December 17, 2002 and Wednesday December 18, 2002.

3. **Press Release**

The press releases reporting the material changes were issued on Monday December 16, 2002, Tuesday December 17, 2002 and Wednesday December 18, 2002 in Toronto, Ontario. A copy of the press releases are attached as Schedule "A", Schedule "B" and Schedule "C", respectively.

4. **Summary of Material Changes**

Mosaic Group Inc. (the "Company") failed to make its December 13, 2002 and December 15, 2002 interest payments on its Senior Secured Term Debt Notes and COPrS Senior Subordinated Term Debt Notes, respectively, aggregating $5.4 million.

On December 17, 2002, the board of directors appointed Hap Stephen as Chief Restructuring Officer of the Company.

On December 18, 2002, the Company obtained a Court Order under the *Companies' Creditors Arrangement Act* (Canada) to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of the Company's U.S. Subsidiaries commenced proceedings for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in Dallas.

5. **Full Description of Material Changes**

See attached press releases.

6. **Reliance on Section 75(3) of the Act**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officers**

Mr. Ben Kaak
Executive Vice President and Chief Financial Officer

Telephone: (416) 813-4272

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

SIGNED December 24, 2002, at Toronto, Ontario.

Catherine Barbaro
Vice President Legal

Schedule "A"

For Further Information Please Contact:
Ben Kaak EVP & CFO (416) 813-4272
Mosaic Group Inc.
Email: mailto:kaakb@mosaicgroupinc.comkaakb@mosaicgroupinc.com
Donna Cox-Davies, VP Communications (416) 813-4279
Mosaic Group Inc. (201) 242-3520
email: cox-daviesd@mosaicgroupinc.com

MOSAIC
REAL SOLUTIONS. REAL RESULTS.

- **For Immediate Release: December 16, 2002**

Mosaic Group Inc. Defaults on Interest Payment

Toronto, Ontario – December 16, 2002 – Mosaic Group Inc. (TSX:MGX) announced today that it has not made its December 13th and December 15th interest payments on its Senior Secured Term Debt Notes and COPrS Senior Subordinated Term Debt Notes, respectively aggregating $5.4 million.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a best-in-class provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

Schedule "B"

For Further Information Please Contact:

Donna Cox-Davies, VP Communications (416) 813-4279
Mosaic Group Inc.
email: cox-daviesd@mosaicgroupinc.com

MOSAIC
REAL SOLUTIONS. REAL RESULTS.

• **For Immediate Release: December 17, 2002**

Mosaic Group Initiates Court-Supervised Restructuring
Hap Stephen appointed Chief Restructuring Officer

Toronto, Ontario – December 17, 2002 – Mosaic Group Inc. (TSX:MGX), (the "Company") announced today that it is voluntarily initiating a restructuring of its debt obligations and capital structure. The Company is seeking Court Orders to proceed with this activity under the *Companies' Creditors Arrangement Act*, or CCAA, in Canada. Certain of Mosaic's U.S. subsidiaries (the "US Subsidiaries") plan to file voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code today in the U.S. Bankruptcy Court for the Northern District of Texas in Dallas (the "US Bankruptcy Court"). Mosaic Data Solutions Inc. and Mosaic InfoForce LP will not be commencing bankruptcy proceedings. If the court Orders in Canada being sought are granted and upon the commencement of the US Subsidiaries' Chapter 11 proceedings, the Company anticipates that it and its filing subsidiaries will be provided with the time and the legal protection necessary to formulate a restructuring plan with its creditors.

Marc Byron, Vice Chair and CEO of Mosaic Group Inc., said, "Today's initiative provides the Company the opportunity to address its challenges while preserving the interest of its stakeholders. If the court Orders in Canada being sought are granted, and upon commencement of the US Subsidiaries' Chapter 11 proceedings, the businesses will continue to operate with little interruption while a restructuring plan is developed. The Company has a commitment in principle from its lenders to provide additional funding in the form of a Debtor-in-Possession facility that should provide adequate liquidity while a restructuring plan is pursued. Mosaic anticipates that Associates' salaries, wages, benefits and expenses will continue to be paid and that suppliers will be paid for the goods and services provided post-filing on an ongoing basis. The debt obligations incurred before today's action will be addressed in the restructuring plan. Mosaic will also strive to provide its Brand Partners with best-in-class solutions at the same high standard they have come to expect."

Mosaic's board of directors also announced the appointment of Mr. Hap Stephen as Chief Restructuring Officer of the Company, effective immediately. Mr. Stephen is one of Canada's leading restructuring advisors. He has assisted a number of major corporations in successful financial restructurings. Reporting directly to the independent committee of the board of directors, Mr. Stephen will be responsible for directing the financial restructuring process, and recommending operational changes, working in conjunction with the Company's senior management team.

KPMG, Inc. will serve as the Court-appointed Monitor under the CCAA process and will assist the Company in formulating its restructuring plan which could include the sale of

all or parts of the Company or recapitalization. The Company also plans to retain the services of an investment banking firm to assist in the restructuring process.

Marc Byron continued, "Mosaic has been adversely impacted primarily by such factors as a loss of revenue and earnings resulting from unforeseen difficulties encountered by some of the Company's largest Brand Partners, the level of debt incurred in the Company's previous acquisition strategy and the unsatisfactory performance of the Company's UK operations. These challenges caused the liquidity issue the Company is addressing through the process initiated today.

"The Company's message to the Brands with whom it partners and serves, to its talented Associates and, to its suppliers is that Mosaic is open for business. Mosaic serves a number of Fortune 100 companies that count on it each and every day. A prime example of Mosaic's strength is demonstrated through the performance of its Sales Solutions division, which has grown its revenues by over 25% year over year and increased earnings by over 50% through to the third quarter. This cash flow positive business is the leader in North America, significantly larger in size to that of its nearest competitor, providing mission critical sales and merchandising solutions to world-class brands. We are determined to achieve a successful restructuring which will enable Mosaic to realize its full potential."

Forward Looking Statements

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a best-in-class provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

Schedule "C"

For Further Information Please Contact:

Donna Cox-Davies, VP Communications (416) 813-4279
Mosaic Group Inc.
email: cox-daviesd@mosaicgroupinc.com
Mosaic Group Inc.
email: cox-daviesd@mosaicgroupinc.com

MOSAIC
REAL SOLUTIONS. REAL RESULTS.

• **For Immediate Release: December 18, 2002**

Mosaic Group Inc. Obtains Court Order to Initiate Restructuring

Toronto, Ontario – December 18, 2002 – Further to a news release issued December 17, 2002, and following the completion of proceedings before the Ontario Superior Court of Justice later that day, Mosaic Group Inc. (TSX:MGX) announced it has obtained a court Order under the *Companies' Creditors Arrangement Act* in Canada to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of Mosaic's US Subsidiaries commenced proceedings for reorganization under Chapter 11 of the United States bankruptcy code in the United States Bankruptcy Court for the Northern District of Texas in Dallas.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a best-in-class provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

82-34686

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR.	)	TUESDAY, THE 17th
	)	
JUSTICE FARLEY	)	DAY OF DECEMBER, 2002

IN THE MATTER OF *THE COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

INITIAL ORDER

THIS APPLICATION made by Mosaic Group Inc. ("MGI") and the companies listed on Schedule "A" attached hereto (collectively, and together with MGI, the "Applicants") for an Order substantially in the form attached at Tab 3 of the Application Record was heard this day at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Application, the Affidavit of Catherine G. Barbaro sworn the 15th day of December, 2002 (the "Affidavit"), and the consent of KPMG Inc. as proposed Monitor of the Applicants, filed, and on notice to the parties indicated in the affidavit of service, filed, and on hearing the submissions of counsel for the Applicants, counsel for a syndicate of banks led by Canadian Imperial Bank of Commerce ("CIBC") and Bank of Nova Scotia as co-agents as described in paragraph 59 of the Affidavit (the "Bank Syndicate") and counsel for the holders of certain Series A and Series B Senior Secured Notes issued by MGI (the "Senior Secured Noteholders and together with the Bank Syndicate, the "Secured Lenders") and on being

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advised that no other person who might be interested in these proceedings was served with the Notice of Application herein.

SERVICE

1. **THIS COURT ORDERS** that the time for service of the Notice of Application and the Affidavit in support of this Application be and the same is hereby abridged such that the Application is properly returnable today, and, further, that any requirement for service of the Notice of Application and of the Application Record upon any interested party, other than the parties herein mentioned, is hereby dispensed with.

APPLICATION

2. **THIS COURT ORDERS AND DECLARES** that the Applicants are companies to which the *Companies' Creditors Arrangement Act* (Canada) (the "CCAA") applies.

PLAN OF ARRANGEMENT

3. **THIS COURT ORDERS** that the Applicants are hereby authorized and permitted to file with this Honourable Court a plan of compromise or arrangement under the CCAA (the "Plan") between, *inter alia*, the Applicants and one or more classes of their secured and/or unsecured creditors as the Applicants may deem appropriate on or before the Stay Termination Date (as subsequently defined) or such later time or times as may be allowed by this Court.

STAY OF PROCEEDINGS

4. **THIS COURT ORDERS** that, until and including January 15, 2003 or such later date or dates that may be provided for in further Orders of this Court (the "Stay Termination Date"):

   (a) any and all proceedings, including, without limitation, suits, actions, extra-judicial proceedings, enforcement processes or other remedies, rights or entitlements of whatsoever nature or kind ("Proceedings") commenced, taken or proceeded with or that may be commenced, taken or proceeded with by any person, including without limitation, by any of the Applicants' creditors, employees, shareholders,

customers, suppliers, contractors, lenders, factors, customs brokers, purchasing agents, equipment lessors, landlords (including, without limitation, sub-tenants, licensors or licensees to the Applicants), governments of any nation, province, state or municipality or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada or elsewhere and any corporation or other entity owned or controlled by or which is the agent of any of the foregoing, or by any other person, firm, corporation or entity wherever situate or domiciled (collectively, "Persons" and, individually, "Person"), against or in respect of the Applicants, their directors, officers or employees in such capacity, or in respect of any property, assets, rights, concessions and undertaking wherever located, whether held by the Applicants, in whole or in part, directly or indirectly, as principal, agent or nominee, beneficially or otherwise, as the case may be (the "Property"), whether pursuant to the *Bankruptcy and Insolvency Act* (the "BIA"), or otherwise, are hereby stayed and suspended;

(b) the right of any Person to make demand or draw under any debentures, notes, bonds, or instruments of similar effect, issued by or on behalf of the Applicants prior to the date of this Order, to take possession of, exercise rights of garnishment, issue notices, foreclose upon or otherwise realize upon or deal with any of the Property or to continue such actions or proceedings if commenced prior to the date of this Order, is hereby restrained;

(c) the right of any Person (including, without limitation, any authority with jurisdiction to levy or collect municipal and business taxes and utility charges) to commence or continue enforcement, realization or collection proceedings in respect of any encumbrance, lien, security interest, hypothec, charge, mortgage, guarantee, attornment of rents, hypothecation, pledge or other security held in relation to, or any trust attaching to any of, the Property, including the right of any existing creditor to take any step in asserting, perfecting or registering any right of interest (including, without limitation, the removal of any inventory, service parts, equipment, supplies and intellectual property or any right of resiliation,

revendication or any right to repossession or stoppage in transit of any goods supplied or shipped to the Applicants, whether taken in the Province of Ontario or elsewhere), and whether pursuant to the BIA or otherwise, is hereby restrained;

(d) Her Majesty in Right of Canada may not exercise Her rights under Subsection 224(1.2) of the *Income Tax Act* (Canada) and Her Majesty in Right of a Province may not exercise Her rights under provincial legislation substantially similar to that subsection unless the Applicants default on payment of any amount that could be subject to a demand under Subsection 224(1.2) of the *Income Tax Act* (Canada) or under any substantially similar provincial legislation that becomes due to Her Majesty after the date of the making of this Order;

(e) the right of any Person to assert, enforce or exercise any right, option or remedy available to it, including, without limitation, any right of dilution, registration, attornment, repossession, distress, buy-out, divestiture, repudiation, recission, pre-emptive right of purchase, option to purchase on default, forced sale, acceleration, possession, revindication, termination, suspension, modification, cancellation or right to revoke or terminate any qualifications, agreement, registration or lending or licensing arrangements (collectively, "Rights"), including any Rights arising under or in respect of any arrangement or agreement to which the Applicants are a party or in which the Applicants have an interest, written or oral (including, without limitation, any security agreement, partnership agreement, mortgage, hypothec, contract, letter of credit or guarantee, management agreement, lease, franchise agreement, supply agreement, licence agreement, easement agreement, service agreement, operating agreement or any agreement of purchase and sale) where such Rights arise out of, relate to or are triggered by the occurrence of any default or non-performance by the Applicants thereunder, the making of this Order or filing of these proceedings, or any allegation, admission or evidence contained in these proceedings, including, without limitation, the right to make any demand, the right to send any notice, the right to crystallize any security interest, the right to exercise any pre-emptive first right, the right to accelerate the repayment of any outstanding indebtedness and the right to terminate, accelerate

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rent or lease payments due thereunder, interfere with Applicants' quiet possession in respect of, or otherwise deal with a lease of lands, premises or equipment pursuant to which the Applicants are a tenant or lessee, is hereby restrained;

(f) all Persons are hereby restrained from exercising any extra-judicial remedy against the Applicants, including, without limitation, the right of any holder of any loan or securities of the Applicants to convert such loan or securities to other security or property of the Applicants, the registration or re-registration of any securities owned by the Applicants into the names of such Persons or their nominees, or the exercise of any voting rights attaching to any securities owned beneficially or otherwise, by the Applicants;

(g) all Persons are hereby restrained (other than to the extent permitted to do so pursuant to the provisions of the CCAA) from exercising any right of set-off or off set as against the Applicants or as against amounts now or hereafter owing to the Applicants including, without limitation, set-off rights contained in any agreements, contracts, purchase orders, and production contracts and are specifically restrained from setting off liabilities of the Applicants arising prior to the date hereof against any money now or hereafter owing to the Applicants; and

(h) except as otherwise specifically provided herein, any deposit made by the Applicants with any Person from and after the making of this Order, whether in an operating account or otherwise and whether for its own account or for the account of any other entity, shall not be applied by such Person in reduction or repayment of any amount owing as of the date of this Order and such Person shall have no right of lien, set-off, counterclaim, consolidation, or other rights in respect of such deposits.

5. **THIS COURT ORDERS** that the provisions of this Order do not stay the exercise of any of the remedies referred to in Section 11.1(2) or 11.1(3) of the CCAA with respect to "eligible financial contracts" as defined in Section 11.1(1) of the CCAA, nor do they stay any action, suit or proceeding against a Person, other than the Applicants, who is obligated under a letter of credit or guarantee in relation to the Applicants.

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EXERCISE OF RIGHTS OR REMEDIES

6. THIS COURT ORDERS that, until and including the Stay Termination Date, no action may be commenced or continued against any of the present or former directors or officers of the Applicants with respect to any claim against the directors or officers which arose before the date hereof and which relates to any obligations of the Applicants whereby the directors or officers are alleged under any law to be liable in their capacity as directors or officers for the payment or performance of such obligations, until a compromise or arrangement in respect of the Applicants, if one is filed, is sanctioned by this Honourable Court or is refused by the creditors or this Honourable Court.

7. THIS COURT ORDERS that, from 8:00 a.m. (Toronto time) on the date of this Order to the time of the granting of this Order, any act or action taken or notice given by any of the Applicants' creditors or other Persons in furtherance of their rights to commence or continue realization or to take or enforce any other step or remedy, will be deemed not to have been taken or given, as the case may be, subject to the right of such Persons to apply to this Honourable Court for leave to proceed in respect of such step, act, action or notice given. Nothing in this Order, shall apply to invalidate any registration by any creditor which, during such period, effected any registrations with respect to security granted prior to the date of this Order, or which obtained third party consents in relation thereto.

NON-INTERFERENCE WITH RIGHTS

8. THIS COURT ORDERS that, until and including the Stay Termination Date, no person, firm, corporation, governmental authority or other entity, including, without limitation, Information Resources Inc., shall, without leave of this Honourable Court, discontinue, fail to renew, alter, interfere with or terminate any right, contract, arrangement, agreement, licence or permit: (a) in favour of or held by the Applicants or the Property; or (b) as a result of any default or non-performance by the Applicants, the making or filing of these proceedings or any allegation contained in these proceedings.

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9. **THIS COURT ORDERS** that, to the extent that any rights or obligations, or time or limitation periods relating to the Applicants or the Property may expire or terminate with the passage of time, the term of such rights, obligations or periods shall hereby be deemed to be extended by a period of time equal to the duration of the stay of proceedings effected by this Order and, in the event that the Applicants become bankrupt or a receiver is appointed in respect of such Applicants within the meaning of Section 243(2) of the BIA, the period between the date of this Order and the day on which the stay of proceedings provided in paragraph 4 of this Order is ended shall not be counted in determining the 30-day period referred to in Section 81.1 of the BIA, provided that this paragraph shall not be constructed to extend the term of any lease that expires during the stay of proceedings.

CONTINUATION OF SERVICES

10. **THIS COURT ORDERS** that, until and including the Stay Termination Date, all Persons having arrangements or agreements, written or oral, with the Applicants whether the Applicants are acting as principal, agent or as nominee, for the supply of goods and/or services or licensing rights by or to the Applicants, or to any of the Property, whether such Property is managed or held by the Applicants in whole or in part, directly or indirectly, as principal, agent or nominee, beneficially or otherwise, including, without limitation, equipment, point of sale equipment, leases of real or personal property of any kind or nature whatsoever, commercial leases, display contracts, licence agreements, consignment agreements, joint venture agreements, sales agreements, agreements to provide payroll services, permits, insurance contracts, warranty service contracts, distribution agreements, computer programming agreements, inventory financing agreements, conditional sales contracts, charge, credit and debit card agreements, bank and other operating accounts, management agreements, service agreements, transportation contracts, computer software and support systems contracts, supply contracts, maintenance and service contracts, access or sharing of premises or common facilities arrangements with respect to any of the Applicants' premises, are hereby restrained from accelerating, terminating, rendering equipment inoperable, denying access

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to, suspending, modifying or canceling such agreements, arrangements or supply of goods or services or pursuing any rights or remedies thereunder or in respect thereof, notwithstanding any provisions contained in such agreements to the contrary, without the written consent of the Applicants or leave of this Honourable Court. Without limiting the generality of the foregoing, all Persons are hereby restrained until further Order of this Honourable Court from discontinuing, interfering with, denying access to or use of, or cutting-off any utility or required services (including telephone, all existing telephone numbers, computer, facsimile or other communications services or access rights at the present numbers used by the Applicants in respect of any of the Property), the furnishing of oil, gas, water, heat or electricity, the supply of equipment, computer software, hardware support and electronic, internet, electronic mail and other data services, so long as the Applicants pay the normal prices or charges (other than deposits, reserves, stand-by fees or similar items which the Applicants shall have no obligation to pay) for such goods and services received after the date of this Order as same become due in accordance with present payment practices, or as may be hereafter negotiated from time to time, and that all such Persons shall continue to perform and observe the terms and conditions contained in any agreements entered into with the Applicants or in connection with any of the Property, as the case may be, and shall refrain from pursuing any rights or remedies arising thereunder.

11. **THIS COURT ORDERS** that all Persons having other arrangements or agreements, whether written or oral, with the Applicants, in respect of occupation by the Applicants of any premises leased, subleased, licensed or sublicensed by the Applicants, are hereby restrained from accelerating, terminating, suspending, modifying, determining or canceling such arrangements or agreements, notwithstanding any provisions therein contained to the contrary, without the prior written consent of the Applicants or leave of this Honourable Court. All such Persons shall continue to perform and observe the terms, conditions and provisions contained in such agreements on their part to be performed or observed. Without limiting the generality of the foregoing, all Persons, including the landlords of premises leased, subleased, licensed or sublicensed by the Applicants, be and they are hereby restrained until further Order of this Honourable Court from terminating,

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suspending, modifying, canceling, disturbing or otherwise interfering in any way with the present or future occupation by the Applicants of any premises leased, subleased or occupied by the Applicants, and the landlords of premises leased or subleased by the Applicants are hereby specifically restrained from taking any steps to terminate any lease, sublease, occupancy or other agreement, which the Applicants enjoy or to which the Applicants are a party, whether by notice of termination or otherwise, or to terminate any ancillary agreements or arrangements, including, without limitation, leasehold improvement arrangements with the Applicants, or exercise any other remedies with respect thereto, without the prior written consent of such Applicants or leave of this Honourable Court, subject to the obligation of the Applicants to pay all amounts constituting rent or payable as rent under the applicable lease for the period commencing from the date of this Order for leased premises occupied by the Applicants (but not arrears) in accordance with the terms of the particular lease for such premises.

12. **THIS COURT ORDERS** that, notwithstanding any other provisions hereof, any Person providing letters of credit, standby letters of credit or shipping guarantees (the "Issuing Party") at the request of the Applicants, shall be required to continue honouring letters of credit, standby letters of credit and/or shipping guarantees, issued on or before the date of this Order, subject to the Issuing Party being entitled to retain the affected goods, bills of lading and/or shipping documents relating thereto until paid therefor. For greater certainty, the Issuing Party shall be prohibited from terminating, suspending, modifying, determining, refusing to honour or canceling such agreements, notwithstanding any provisions contained therein to the contrary, and the beneficiaries of such letters of credit, standby letters of credit or shipping guarantees for the supply and delivery of goods shall be entitled to draw on such letters of credit, standby letters of credit or shipping guarantees, as the case may be, in accordance with their respective terms and conditions, without the prior written consent of the Applicants or without the leave of this Honourable Court.

13. **THIS COURT ORDERS** that the provisions of paragraphs 4 to 12 of this Order apply in accordance with their terms to stay any and all Proceedings or to restrain any matter provided therein that may be commenced or taken against any Person which is directly or

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indirectly obligated for the obligations of the Applicants or which is wholly-owned, directly or indirectly, by the Applicants, including, without limitation, the right to make a demand or call under any indemnity, guarantee or similar instrument or any security therefor and to exercise any right granted by any Person in respect of any obligation of the Applicants or to assert any claim against any prior assignor of agreements or arrangements with any one of the Applicants unless the Applicants otherwise consent or leave of this Honourable Court is granted. Provided, however, that nothing in this order shall apply to prevent any Person from calling upon or honouring any letters of credit, standby letters of credit or shipping guarantees issued with the consent of the Applicants or stay or restrain any action, suit or proceeding against any Person other than the Applicants who are obligated under a letter of credit or guarantee in relation to any of the Applicants.

POSSESSION OF PROPERTY AND OPERATIONS

14. **THIS COURT ORDERS** that, subject to the terms of this Order, the Applicants shall remain in possession and control of the Property, shall continue to carry on business in a manner consistent with the preservation of the Applicants' business and shall be authorized and empowered to continue to retain and employ the agents, accountants, advisors, servants, solicitors and consultants currently in their employ and paid by the Applicants, with liberty to retain such further agents, accountants, advisors, servants, solicitors, assistants and consultants as they deem reasonably necessary or desirable in the ordinary course of business or for the purpose of the Plan or the carrying out of the terms of this Order, or otherwise subject to the approval of this Honourable Court.

15. **THIS COURT ORDERS** that, subject to the terms of the Order, the Applicants shall pay expenses, to the extent that there are available resources, in a manner that is consistent with the cash flow forecasts attached to the Affidavit (the "Cashflow Projections") and in accordance with the DIP Term Sheet (as defined in paragraph 30), including, without limitation, any variances outlined therein.

16. **THIS COURT ORDERS** that, subject to the terms of the cash management agreement among the Applicants, the affiliates of the Applicants and CIBC, the Applicants shall be

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entitled to continue to utilize the central cash management system currently in place as described in the Affidavit, including, without limitation, the inter-company flow of funds as between MGI and any one or more of the Applicants or any one or more of the other DIP Participants (as defined in paragraph 30 below), or replace it with another substantially similar central cash management system provided that such cash management system is permitted under, and otherwise complies with, the terms of the DIP Term Sheet (as defined in paragraph 30 below) to the extent permitted under the DIP Facility (as defined in paragraph 30 below) (the "Cash Management System") and that any present or future bank providing the Cash Management System shall:

(a) not be under any obligation whatsoever to inquire into the propriety, validity or legality of any transfer, payment, collection or other action taken under the Cash Management System, or as to the use or application by the Applicants or other DIP Participants of funds transferred, paid, collected or otherwise dealt with in the Cash Management System;

(b) be entitled to provide the Cash Management System without any liability, whether statutory, contractual, trust, proprietary or otherwise, in respect thereof to any person, corporation or other entity whatsoever, other than the Applicants or other DIP Participants and the DIP Lenders, pursuant to the terms of the documentation applicable to the Cash Management System; and

(c) be, in its capacity as provider of the Cash Management System, an unaffected creditor with regard to any claims or expenses it may suffer or incur in connection with the provision of the Cash Management System.

17. **THIS COURT ORDERS** that each of the Applicants shall be entitled to exercise any rights of set-off, claim any allowance or benefits to which it is entitled to claim against amounts payable by the Applicants to any Person, including, without limitation, amounts payable to any supplier of goods or services, lessor of equipment or any landlord of premises leased or occupied by the Applicants and including rights arising in connection with any agreements or arrangements with any supplier.

18. **THIS COURT ORDERS** that, after the date hereof, the Applicants shall have the discretion or ability, but not the obligation, to pay all reasonable costs and expenses incurred by the Applicants in carrying on their business and the restructuring thereof both prior to and after the date of this Order (provided that the Monitor, as defined in paragraph 43 hereof, consents to such payments for costs and expenses incurred prior to the date of this Order and the payment of such amounts are contemplated by and in compliance with the DIP Term Sheet) and carrying out the provisions of this Order, which costs and expenses, pending any further Order of this Honourable Court, shall include, without limitation, payment of:

(a) the fees and disbursements of the Monitor (as defined in paragraph 43 hereof) incurred at the standard rates and charges of the Monitor including the fees and disbursements, if any, on a solicitor and client basis, of counsel retained by the Monitor incurred at the standard rates and charges of such counsel;

(b) the fees and disbursements, on a solicitor and client basis, of counsel retained by the Applicants in respect of these proceedings and the Plan incurred at the standard rates and charges of such counsel;

(c) the fees and disbursements of any auditor, financial advisor or other professional retained by the Applicants in respect of these proceedings and the Plan incurred at the standard rates and charges of such professional;

(d) all outstanding and future wages, salaries, employee benefits, vacation pay and other like amounts accruing due or payable to employees or part-time or seasonal staff and representatives who are employed directly by one of the Applicants or who provide services to one of the Applicants as independent contractors or through an employment agency, in the normal course including, without limitation, the reimbursements of business expenses legitimately incurred by such employees, staff and representatives;

(e) goods or services actually supplied, delivered or provided to the Applicants following the date of this Order, provided that capital expenditures funded by the

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Applicants in any transaction or series of related transactions in excess of $1.5 million shall be approved by the Monitor and the Secured Lenders;

(f) without limiting paragraph 19 of this Order, all existing or future priority claims and deemed trust claims of the federal or provincial Crown in respect of the Applicants including, without limitation, amounts owing in respect of provincial sales taxes, federal goods and services taxes, source deductions on account of employee income tax payable, employer remittances on account of Canada Pension Plan contributions payable, employment insurance premiums payable, employer health taxes, amounts payable to any workers' compensation authority (whether as premiums or assessments), federal excise tax, federal or provincial capital taxes, income taxes, municipal realty or business taxes and monies payable pursuant to any provincial or federal environmental legislation;

(g) principal, interest and other payments to holders of security on the Property ranking in priority to the security in favour of the Secured Lenders where the claim of the holder of such security is less than or equal to the value of the security held by such party or where the cash flow from such Property is sufficient to warrant such payments, all being in the discretion of the Applicants and with the approval of the Monitor, and all being subject to such holders of security executing a reimbursement agreement in a form acceptable to the Applicants and the Monitor;

(h) all expenses reasonably necessary for the continuation of the operations and business of the Applicants and preservation of the Property including, without limitation, payments on account of insurance, shipping and security;

(i) all outstanding and future premiums on directors' and officers' liability insurance;

(j) all future amounts due by the Applicants in the ordinary course under any charge, credit or debit card arrangements involving American Express, MasterCard, Visa or other charge, debit or credit card companies; and

(k) any other amounts provided for by the terms of this Order.

19. **THIS COURT ORDERS** that the Applicants shall remit, in accordance with legal requirements, (a) any statutory deemed trust amounts in favour of the Crown in right of Canada or of any province which are required to be deducted from employees' wages, including, without limitation, amounts in respect of employment insurance, Canada Pension Plan, and income taxes; (b) amounts payable by the Applicants in respect of employment insurance and Canada Pension Plan with respect to employees; and (c) all goods and services and sales taxes (provincial or federal) payable by the Applicants or persons with whom they do business, as applicable, in such jurisdictions in which the Applicants carry on business.

20. **THIS COURT ORDERS** that, notwithstanding any other provisions of this Order, the legal and financial advisors to each of the Secured Lenders and to the DIP Lenders (collectively, the "Creditor Advisors") shall be paid on a timely basis in accordance with existing arrangements with the Applicants and such other arrangements as may be agreed to hereafter with any of the Applicants, their reasonable fees and disbursements when rendered on a solicitor and his own client full indemnity basis or an accountant and his own client full indemnity basis, as applicable, in accordance with the standard hourly rates of such advisors, incurred both before and after the making of this Order and that the Credit Advisors may render accounts on a weekly or bi-weekly basis, and the Applicants shall pay such accounts promptly when rendered. Payments rendered for services provided prior to the date of this Order shall be made upon the DIP Facility being advanced in accordance with the DIP Term Sheet and shall be deemed to have been made by MGI to the respective parties.

RESTRUCTURING

21. **THIS COURT ORDERS** that, subject to the provisions of paragraph 22 of this Order and the DIP Term Sheet, and without limiting the provisions of paragraphs 53 through to and including 60 of this Order and the DIP Term Sheet, the Applicants have the right to:

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(a) permanently or temporarily cease, downsize or shut down any of their businesses, operations or locations and to make provision for the consequences thereof in the Plan;

(b) dispose of or sell any non-material or redundant assets having a value of $500,000 in any one transaction, or through a series of connected transactions having an aggregate value of no more than $2,000,000, with the prior approval of two-thirds in value of the outstanding DIP Facility and/or the outstanding secured loans of the Secured Lenders (the "Required Lenders");

(c) terminate the employment of such of their employees or temporarily lay off such employees as they deem appropriate and to make provision for any consequences thereof (if any) in the Plan and make such arrangements with their employees as the Applicants deem necessary;

(d) abandon premises and repudiate any lease, license and any ancillary agreements relating to any leased or licensed premises, on at least ten (10) days prior notice (or such other notice period of time agreed to by the relevant landlord and the Applicants), in writing, delivered by telecopier or courier to the last known address of the relevant landlord and to make provision for any consequences thereof in the Plan and to pay all amounts of rent payable under the lease on a *per diem* basis during such notice period;

(e) subject to the provisions of this Order, terminate or repudiate such of its arrangements, contracts or agreements of any nature whatsoever, whether oral or written, as the Applicants deem appropriate, and to make provision for any consequences thereof in the Plan, and to negotiate any new agreements; and

(f) pursue all avenues of refinancing and offers for the sale of material parts of their businesses or Property, in whole or in part, subject to prior approval of this Honourable Court and the Required Lenders being obtained before any sale in excess of $500,000 in any one transaction.

22. **THIS COURT ORDERS** that, if a leased or licensed location is vacated or abandoned by the Applicants, the relevant landlord shall be entitled to take possession of any such leased or licensed location without waiver of, or prejudice to, any claims or rights of such landlord against the Applicants in respect of the vacating or abandoning of such leased or licensed location, and such landlord shall be entitled to notify the Applicants of the basis on which it is taking possession and to gain possession of and lease or license any such leased or licensed location to third parties on such terms as any such landlord may determine, subject to such landlord's obligation, if any, to mitigate any damages claimed in connection therewith.

23. **THIS COURT ORDERS** that the Applicants shall provide to each of the relevant landlords notice of the Applicants' intention to remove any fixtures or leasehold improvements at least seven (7) days prior to the date of intended removal from each leased location closed and abandoned by the Applicants. The relevant landlord shall be entitled to have a representative present in the leased location to observe such removal and, if the landlord disputes the Applicants' entitlement to remove any item under the provisions of the lease, such item shall remain on the premises and shall be dealt with as agreed between any applicable secured creditors, such landlord and the Applicants, or by further Order of this Honourable Court on five (5) days' notice to such parties. If the Applicants have otherwise vacated the leased location, it shall not be considered to be in occupation of such location pending resolution of any such dispute.

<u>DIRECTORS' AND OFFICERS' INDEMNIFICATION AND CHARGE</u>

24. **THIS COURT ORDERS** that, in addition to any existing indemnities, the Applicants shall indemnify their respective directors and officers, including, without limitation, the CRO (as defined in paragraph 27 below), to a maximum of Cdn $3.7 million in the aggregate, from:

    (a) any existing and future claims relating to the failure of the Applicants to make payments at any time of the nature referred to in paragraph 19 of this Order or to pay amounts in respect of employee entitlements to wages, vacation pay, and benefits which they sustain or incur by reason of or in relation to their respective

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capacities as directors and officers of the Applicants except to the extent that, with respect to any officer or director, such officer or director has actively participated in the breach of any related fiduciary duties or has been grossly negligent or guilty of wilful misconduct; and

(b) any other future claims relating to the Applicants which they sustain or incur by reason of or in relation to their respective capacities as directors or officers of the Applicants from this day forward except to the extent that, with respect to any officer or director, such officer or director has actively participated in the breach of any related fiduciary duties or has been grossly negligent or guilty of wilful misconduct and provided that the director or officer (i) acted honestly and in good faith with a view to the best interests of the relevant Applicant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

25. **THIS COURT ORDERS** that the Property is hereby charged by a fixed lien and security interest (the "Directors' Charge") in favour of the directors and officers, including the CRO, of the Applicants as security for the indemnity set out in paragraph 24 of this Order, to a maximum of Cdn$3.7 million in the aggregate, to the extent that the directors and officers have not received payment under the provisions of any directors' and officers' insurance. The Directors' Charge shall rank in the priority relative to all other security interests, liens, mortgages, charges, liens, trusts and encumbrances affecting any of the Property (collectively, "Encumbrances"), other than any liens or trusts which arise by operation of statute, set out in paragraph 61.

26. **THIS COURT ORDERS** that the directors and officers, including the CRO, or any other Person on their behalf shall not be required to file, register, record or perfect the Directors' Charge granted pursuant to this Order.

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CHIEF RESTRUCTURING OFFICER

27. **THIS COURT ORDERS** that the engagement of Stonecrest Capital Inc. and Hap Stephen, Chairman and Chief Executive Officer of Stonecrest (collectively, the "CRO") as Chief Restructuring Officer of the Applicants be and is hereby approved.

28. **THIS COURT ORDERS** that the CRO shall incur no liability or obligation as a result of its engagement or the fulfillment of its duties in the carrying out of the provisions of its engagement or as may be ordered by this Honourable Court, save and except for gross negligence or wilful misconduct on its part, and no action or other proceeding shall be commenced against the CRO as a result of or relating in any way to its engagement as CRO, the fulfillment of its duties as CRO or the carrying out of any of the orders of this Court, except with prior leave of this Court and upon further order securing, as security for costs, the solicitor and his own client costs of the CRO in connection with any such action or proceedings, and provided further that the liability of the CRO hereunder shall not in any event exceed the quantum of the fees and disbursements paid to or incurred by it in connection with this matter.

29. **THIS COURT ORDERS** that any claims that the CRO may have as against the Applicants shall not be claims which may be compromised in the Plan or the within proceedings.

DIP FINANCING

30. **THIS COURT ORDERS** that the Applicants and MGI's subsidiaries and affiliates which are anticipated to file for protection under the United States Bankruptcy Code (the "U.S. Filing Companies", together with the Applicants, the "DIP Participants") are hereby authorized and empowered to borrow from Canadian Imperial Bank of Commerce and Bank of Nova Scotia, as co-agents for a syndicate of lenders, and certain of the Senior Secured Noteholders (the "DIP Lenders"), such monies from time to time as the DIP Participants may consider necessary or desirable, substantially on the terms and conditions set forth in the term sheet among the DIP Participants and the DIP Lenders

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attached hereto as Schedule "C", as may hereafter be amended by the parties thereto (the "DIP Term Sheet"), to fund the ongoing activities of the DIP Participants and to pay such amounts as may be permitted by the terms of this Order and the DIP Term Sheet (the "DIP Facility").

31. **THIS COURT ORDERS** that, as security for the obligations and liabilities of the Applicants to the DIP Lenders under the DIP Term Sheet, including without limitation the repayment of monies advanced by the DIP Lenders after the date hereof under the DIP Term Sheet, together with interest, fees, charges and other amounts payable in respect thereof:

(a) all of the Applicants' Property, present and future, is hereby charged by a fixed and floating charge, mortgage, hypothec, pledge, lien and security interest in favour of the DIP Lenders (the "DIP Charge") as security for repayment of the DIP Facility and all interest, fees, charges and other amounts payable in respect thereof; and

(b) the Applicants are hereby authorized and directed to execute and deliver, or to cause to be executed and delivered, such further and other security and ancillary documents as may be contemplated in connection therewith under the DIP Term Sheet (collectively, the "DIP Security").

32. **THIS COURT ORDERS** that the DIP Lenders shall not be required to file, register, record or perfect the DIP Charge and that the DIP Charge shall be valid and enforceable as against all existing or after-acquired Property for all purposes, including as against any right, title or interest filed, registered, recorded or perfected subsequent to the DIP Charge coming into existence, notwithstanding any failure to file, register, record or perfect the DIP Charge. Nonetheless, notwithstanding any other provision of this Order, the DIP Lenders are hereby authorized and empowered to take such steps as they may deem appropriate to file, register, record or perfect the DIP Charge and the DIP Security in all such jurisdictions as the DIP Lenders may consider appropriate, and this Court orders that the Applicants are hereby authorized and directed to co-operate and give assistance to the DIP Lenders in such regard.

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33. **THIS COURT ORDERS** that the DIP Charge shall rank in the priority relative to all Encumbrances, other than any liens or trusts arising by operation of, and given priority by, any applicable statute law without any grant of any security by the Applicants to the extent that such liens and trusts would have priority in a bankruptcy over contractual security granted by any of the Applicants (the "Prior Statutory Claims"), set out in paragraph 61.

34. **THIS COURT ORDERS** that the stay of proceedings in this Order shall not apply to:

(a) any right of the DIP Lenders' to terminate the making of further advances to the Applicants under the DIP Term Sheet and to make demands thereunder, and from exercising its rights and remedies with respect thereto and/or all security held in connection therewith;

(b) prevent the DIP Lenders from applying to this Honourable Court for the appointment of an interim receiver, receiver and manager and/or for the appointment of a trustee in bankruptcy over the Applicants or the Property in connection with the enforcement of the DIP Charge or the repayment of any indebtedness to the DIP Lenders or for other relief;

(c) the right of the DIP Lenders to receive and apply all amounts received by the Applicants (other than trust funds) in accordance with the DIP Term Sheet; and

(d) prevent the DIP Lenders from exercising their rights and remedies against the Applicants in respect of the DIP Charge and the DIP Security.

35. **THIS COURT ORDERS AND DECLARES** that the granting of the DIP Charge herein, the execution and delivery of the DIP Security and any agreements, instruments or other documents delivered in relation thereto, and any actions taken to file, register, record or perfect same under the terms of this Order and any payments made by the Applicants to the DIP Lenders, will not constitute conduct meriting an oppression remedy, settlements, fraudulent preferences, fraudulent conveyances or other challengeable or reviewable transactions under any applicable federal or provincial legislation.

36. **THIS COURT ORDERS** that nothing in this Order shall affect, limit or prejudice any existing security held by the DIP Lenders in respect of the Applicants (the "Existing Security") to secure present or future advances by the DIP Lenders to the Applicants under the DIP Term Sheet or otherwise.

ADJUSTMENT AGREEMENT AND DIP PARTICIPANTS' CHARGE

37. **THIS COURT ORDERS** that the Applicants and the other DIP Participants are hereby authorized and empowered to enter into an adjustment agreement, substantially on the terms and conditions set forth in the adjustment agreement attached hereto as Schedule "D", as may hereafter be amended by the parties thereto (the "Adjustment Agreement").

38. **THIS COURT ORDERS** that, as security for the obligations and liabilities between MGI and each of the DIP Participants under the Adjustment Agreement, the Property is hereby charged by a fixed lien and security interest (the "DIP Participants' Charge") in favour of the respective DIP Participants pursuant to the terms of the Adjustment Agreement. The DIP Participants' Charge shall rank in the priority relative to all Encumbrances, other than any Prior Statutory Claims, set out in paragraph 61.

39. **THIS COURT ORDERS** that the DIP Participants or any other Person on their behalf shall not be required to file, register, record or perfect the DIP Participants' Charge granted pursuant to this Order.

40. **THIS COURT ORDERS** that the Secured Lenders shall be entitled to the benefit of and are hereby granted a fixed and floating charge, mortgage, hypothec, pledge, lien and security interest in favour of the Secured Lenders (the "Secured Lenders' Charge") on all of the existing and after-acquired Property to the extent there is any direct or indirect diminution in the realized value of the present and future collateral over which the Secured Lenders currently have security by reason of the DIP Charge and any other Charges created by this Order. The Secured Creditors' Charge shall attach to all existing and after-acquired Property, as the case may be, including any lease, licence, occupation

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permit, or other contract, notwithstanding any requirement for the consent of the lessor, licensor or other party to such contract, licence or occupation permit, or any other Person, that the necessity for the giving of such consent is hereby dispensed with, and the absence of any such consent shall not constitute a breach of or default under any such lease, licence, occupation permit or other contract. The Secured Lenders' Charge shall rank in the priority relative to all Encumbrances, other than any Prior Statutory Claims, set out in paragraph 61.

41. **THIS COURT ORDERS** that the Secured Lenders shall not be required to file, register, record or perfect the Secured Lenders' Charge and that the Secured Lenders' Charge shall be valid and enforceable as against all existing and after-acquired Property for all purposes, including as against any right, title or interest filed, registered, recorded or perfected subsequent to the Secured Lenders' Charge coming into existence, notwithstanding the failure to file, register, record or perfect the Secured Lenders' Charge. Nonetheless, the Applicants are authorized and empowered, if requested by the Secured Lenders, to execute and deliver to or in favour of the Secured Lenders such mortgages, charges, hypothecs, security, instruments or other documents (the " Secured Lenders' Security") as may be reasonable required charging and creating a security interest in all of the existing and after-acquired Property of the Applicants in accordance with the Secured Lenders' Charge and the Secured Lenders are hereby authorized to take such steps as they deem necessary or appropriate to file, register, record or perfect the Secured Lenders' Security in all such jurisdictions as they may consider appropriate, notwithstanding any other provisions of this Order.

PAYMENT OF CREDITORS

42. **THIS COURT ORDERS** that, except as otherwise provided in this Order, the Applicants are hereby directed, until further Order of this Honourable Court:

(a) to make no payments, whether of principal, interest thereon or otherwise, on account of amounts owing by the Applicants to any of their creditors as of the date

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of this Order, including, subject to paragraph 18(g), any payments in respect of leases that are financing leases;

(b) not to enter into any transaction out of the ordinary course except as contemplated by this Order or with approval of this Honourable Court;

(c) to make no payments to the shareholders, in such capacity, of the Applicants;

(d) to make no payments to any director, officer or senior management employee of any Applicant except for amounts payable in the ordinary course at the rate or in the same amount as was paid prior to the date of this Order, unless consented to by the Required Lenders;

(e) to grant no mortgages, charges, security interests, hypothecs, liens or other Encumbrances upon or in respect of any of the Property other than as otherwise authorized pursuant to this Order;

(f) to make no payments, whether principal, interest thereon or otherwise, on account of amounts owing by the Applicants, as of the date of this Order, to any person with whom any Applicant has executed any lease or agreement that purports to create a security interest with respect to personal property that secures payment or performance of an obligation;

(g) to make no payments or give any credit to any persons on account of the return of merchandise purchased from the Applicants prior to the date of this Order; and

(h) subject to paragraph 42(d), not to enter into any key employee retention agreements or programs or any agreements with any director, officer or senior management.

APPOINTMENT AND POWERS OF THE MONITOR

43. **THIS COURT ORDERS** that, until further Order of this Court, KPMG Inc. (the "Monitor") be and it is hereby appointed as an officer of this Court to monitor the business and affairs of the Applicants with the powers and obligations set out in the

CCAA and the additional powers and obligations hereafter set forth and that the Applicants, their shareholders, officers, directors, employees, servants, agents and representatives shall cooperate fully with the Monitor in the exercise of its power and discharge of its obligations. Without limiting the generality of the foregoing, the foregoing persons shall provide the Monitor with such access to the Applicants' books, records, assets and premises as the Monitor requires to exercise its powers and perform its obligations under this Order.

44. **THIS COURT ORDERS** that the Monitor, in addition to its prescribed rights and obligations under the CCAA and in addition to its rights and obligations outlined in paragraphs 53 through 60 of this Order, is hereby directed and empowered to:

(a) monitor the receipts and disbursements of the Applicants on such basis as the Monitor deems appropriate;

(b) assist the Applicants in their restructuring efforts and in the development and implementation of the Plan and any amendments thereto;

(c) assist the Applicants in reviewing the Applicants' businesses and assessing opportunities for cost reductions, cash conservation and revenue enhancement;

(d) assist the Applicants, to the extent required by the Applicants, in the dissemination of financial and other information which may be used in these proceedings;

(e) assist the Applicants in the shut down, disposal, distribution and/or the sale of any of their respective Property or businesses;

(f) assist the Applicants with the holding and administering of any meetings for voting on the Plan and shall act as chair at any such meetings;

(g) have full and complete access to the books, records, management, employees and advisors of the Applicants and the Property to the extent required to perform the Monitor's duties arising under this Order;

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(h) be at liberty to engage legal counsel, in the event the Monitor requires independent legal advice concerning a specific issue or issues relating to the exercise of its power and discharge of its obligations under this Order, and engage such other agents as the Monitor deems necessary respecting the exercise of its powers and performance of its obligations under this Order;

(i) be at liberty to retain and utilize the services of entities related to KPMG Inc. as may be necessary to perform the Monitor's duties hereunder;

(j) distribute a weekly detailed consolidated actual cash flow summary to the Applicants, the DIP Lenders and the Secured Lenders with an explanation for significant variances in actual cash flow from the Cash Flow Projections for such weekly period, and otherwise report to such parties as they may from time to time reasonably request;

(k) report to this Court as the Monitor deems appropriate or as this Court directs, in respect of the Plan, the restructuring or the business of the Applicants or in respect of such other matters as may be relevant to the proceedings herein; and

(l) perform such other duties as contemplated or required by this Order, as contemplated under the DIP Term Sheet, or as required by further Order of this Court.

45. **THIS COURT ORDERS** that the Monitor shall provide the DIP Lenders and the Secured Lenders, and that it is authorized but not obligated to provide other interested parties, including but not limited to the affected creditors, with its report or assessment of the Plan and any proposal for the sale of all or substantially all of the Property or business of any of the Applicants. The Monitor shall incur no liability as a result of any report or assessment that it may make pursuant to this provision, except for gross negligence or wilful misconduct on its part.

46. **THIS COURT ORDERS** that the Monitor is not empowered to take possession of the Property of the Applicants or to manage any of the Applicants' businesses or affairs and shall not, by fulfilling its obligations hereunder, be deemed to have taken and maintained

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possession or control of the Property, or any part thereof, and shall not occupy or be deemed to occupy any premises except in such circumstances as the Monitor deems necessary.

47. **THIS COURT ORDERS** that the fees and disbursements incurred at the standard rates and charges of the Monitor (including the solicitor and client fees and disbursements incurred at the standard rates and charges of any counsel retained by the Monitor), the CRO appointed by the Applicants and the solicitor and client fees and disbursements incurred at the standard rates and charges of Applicants' counsel both leading up to and in respect of these proceedings (the "Professional Advisors' Fees") shall be paid by the Applicants as part of the costs of these proceedings, the Plan and the restructuring and the Applicants are hereby authorized and directed to pay the accounts of the Monitor, Applicants' counsel, any counsel for the Monitor and the CRO on a weekly basis. In addition, the Applicants are hereby authorized to pay each of the Monitor, counsel to the Monitor, counsel to the Applicants and the CRO such retainer as may be agreed upon to be held by the Monitor, the CRO and such counsel as security for payment of their fees and disbursements outstanding from time to time (including with respect to this Application). The Professional Advisors' Fees are hereby secured by a charge on the Property and Rights (the "Professional Advisors' Charge"), to a maximum of Cdn.$2 million, which Professional Advisors' Charge shall rank in the priority relative to all Encumbrances, other than any Prior Statutory Claims, set out in paragraph 61.

48. **THIS COURT ORDERS** that the Monitor, its counsel, the Applicants' counsel and the CRO in these proceedings, or any other Person on their behalf, shall not be required to file, register, record or perfect the Professional Advisors' Charge granted pursuant to this Order.

49. **THIS COURT ORDERS** that, in addition to the rights and protections afforded to the Monitor under the CCAA or as an officer of this Honourable Court, the Monitor shall incur no liability or obligation as a result of its appointment or the fulfillment of its duties in the carrying out of the provisions of this Order, save and except for gross negligence or wilful misconduct on its part, and no action or other proceeding shall be commenced

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against KPMG Inc. as a result of or relating in any way to its appointment as Monitor, the fulfillment of its duties as Monitor or the carrying out of any of the orders of this Court, except with prior leave of this Court and upon further order securing, as security for costs, the solicitor and his own client costs of KPMG Inc. in connection with any such action or proceedings, and provided further that the liability of KPMG Inc., hereunder shall not in any event exceed the quantum of the fees and disbursements paid to or incurred by them in connection with this matter. The related KPMG Inc. entities referred to in paragraph 44 of this Order shall also be entitled to the protections, benefits and privileges of this paragraph 49 *mutatis mutandis*.

50. **THIS COURT ORDERS** that the Monitor is not, and shall not be deemed or considered to be, a successor employer, sponsor or payer with respect to the Applicants or any employees or former employees of the Applicants under the *Canada Labour Code*, the *Labour Relations Act* (Ontario), the *Employment Standards Act* (Ontario), the *Pension Benefits Act* (Ontario), any collective agreement or other contract between the Applicants and any of their present or former employees, or under any other provincial or federal legislation, regulation or rule of law or equity applicable to employees or pensions, or otherwise.

51. **THIS COURT ORDERS** that nothing herein contained shall vest in the Monitor the care, ownership, control, charge, occupation, possession or management (separately and/or collectively "Possession"), or require or obligate the Monitor to occupy or to take Possession of any property of the Applicants which may be environmentally contaminated, or a pollutant or a contaminant, or cause or contribute to a spill, discharge, release or deposit of a substance contrary to any legislation enacted for the protection or preservation of the environment including, without limitation, the *Canadian Environmental Protection Act*, the *Transportation of Dangerous Goods Act*, the *Environmental Protection Act* (Ontario), the *Emergency Plans Act*, (1983) (Ontario), the *Ontario Water Resources Act*, the *Occupational Health and Safety Act* (Ontario) or the regulations thereunder, or any federal or provincial legislation or rule of law or equity in any jurisdiction affecting the environment or the transportation of goods or hazardous waste (collectively, "Environmental Laws"). The Monitor shall not be deemed as a result

of this Order to be in Possession of any of the Property within the meaning of any Environmental Laws.

52. **THIS COURT ORDERS** that, to the extent required by the Applicants, the Applicants may pay to the Monitor funds necessary for payment of goods or services supplied to the Applicants after the date of this Order and the Monitor shall have the right and authority to make arrangements (including without limitation, trust arrangements) for payment to such persons in exchange for the delivery of goods or services supplied to the Applicants and for greater certainty, the Monitor shall not be liable for any obligations or liabilities for the supply of any goods or services to the Applicants.

TRANSACTION PROCESS

53. **THIS COURT ORDERS AND DIRECTS** MGI and its direct and indirect subsidiaries to pursue opportunities for third party transactions, including investments, sales, asset dispositions, strategic business combinations, and similar transactions (the "Transaction Process") in relation to their respective assets and businesses in accordance with a protocol to be agreed to by MGI with the DIP Lenders and the Secured Lenders (the "Transaction Protocol").

54. **THIS COURT ORDERS AND DIRECTS** MGI to retain an investment banking firm (the "Investment Banker") in accordance with the Transaction Protocol. The Chair of the Restructuring Steering Committee (as defined in the Affidavit) of MGI's Board of Directors (the "Chair") and the CRO shall immediately assume responsibility for and implement the Transaction Process and the Chair, the CRO and the Monitor shall control and take an active and direct role in the Transaction Process, including communicating with interested parties and assessing alternative opportunities and strategic considerations.

55. **THIS COURT ORDERS AND DIRECTS** that the Monitor, the Chair, the CRO and the Investment Banker shall be actively involved in all aspects of the Transaction Process in order to, among other things, ensure that it is conducted in a fair and reasonable manner and does not exclude any potential option.

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56. **THIS COURT ORDERS** that the Chair and the CRO shall ensure that MGI works closely and cooperatively with the Investment Banker throughout the Transaction Process and that the Investment Banker shall have direct participation in all significant discussions with prospective third parties, assessment of alternatives, and administration of the Transaction Process.

57. **THIS COURT ORDERS AND DIRECTS** that the CRO, the Monitor and the Investment Banker shall oversee and coordinate all responses to information requests from interested parties and the Investment Banker shall assist in identifying additional potential transaction partners, and shall continue to liaise with the DIP Lenders and Secured Lenders and their respective representatives.

58. **THIS COURT ORDERS** that the Chair, the CRO and the Investment Banker will submit joint reports on a weekly basis to the DIP Lenders and the Secured Lenders regarding the Transaction Process, which reports shall summarize developments and the current status of the Transaction Process, and the Chair, the CRO and the Investment Banker will make themselves available to the DIP Lenders and the Secured Lenders on an ongoing basis to address questions, comments or concerns.

59. **THIS COURT ORDERS** that, notwithstanding any other provision of this Order, the Monitor shall immediately assume responsibility for the Transaction Process in respect of MGI's long distance reseller business and in respect of the business of the Applicant, Mosaic Marketing and Technology Solutions II Corp. (collectively, the "Monitor Sales"), with the assistance of the Chair and the CRO, and, in this regard, the Monitor shall:

(a) be actively involved in all aspects of the Monitor Sales in order to, among other things, ensure that they are conducted in a fair and reasonable manner and do not exclude any potential viable option;

(b) alone have direct participation in all significant discussions with prospective third parties, assessment of alternatives, and administration of the Monitor Sales;

(c) oversee and coordinate all responses to information requests from interested parties in respect of the Monitor Sales;

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(d) assist in identifying additional potential transaction partners; and

(e) continue to liaise with the DIP Lenders and Secured Lenders and their respective representatives in respect of this process and any proposed transactions.

60. **THIS COURT ORDERS** that the Investment Banker shall provide the DIP Lenders and the Secured Lenders a report on the results of the Transaction Process and the Monitor shall provide a report to this Honourable Court, the DIP Lenders and the Secured Lenders in respect of same and in respect of the Monitor Sales, including an assessment by the Monitor of the economic benefits of each offer, and that its report shall be treated as confidential, be sealed and not form part of the public record until further order of this Honourable Court.

PRIORITY OF CHARGES

61. **THIS COURT ORDERS** that the priorities of the Directors' Charge, DIP Charge, Secured Lenders' Charge, DIP Participants' Charge and Professional Advisors' Charge, as between them, shall be as follows:

First – Professional Advisors' Charge;

Second – Directors' Charge;

Third – DIP Charge;

Fourth – Secured Lenders' Charge; and

Fifth – DIP Participants' Charge.

62. **THIS COURT ORDERS** that, notwithstanding (a) the pendency of these proceedings and the declaration of insolvency made herein, (b) the pendency of any petitions for receiving orders hereafter issued pursuant to the BIA in respect of any of the Applicants and any receiving orders issued pursuant to any such petitions, (c) the provisions of any federal or provincial statute, and (d) any declarations, admissions or other evidence of insolvency made in these proceedings, the Directors' Charge, DIP Charge, Secured Lenders' Charge, DIP Participants' Charge and Professional Advisors' Charge

(collectively, the "Charges"), and all documents delivered pursuant thereto, constitute legal, valid and binding obligations and shall be deemed to be valid, enforceable and effective and specifically, without limitation, notwithstanding any negative covenants, prohibitions or other similar provisions with respect to incurring debt or the creation of liens or security contained in any existing agreement between the Applicants and any lender and that, notwithstanding any provision to the contrary in such agreements, the Charges, (a) shall not create or be deemed to constitute a breach by any one of the Applicants of any agreement to which it is a party, (b) are not oppressive, and (c) do not constitute fraudulent preferences, fraudulent conveyances or otherwise challengeable or reviewable transactions under any applicable law.

PROCEDURAL PROTOCOL

63. **THIS COURT ORDERS** that the procedural protocol (the "Protocol") attached hereto as Schedule "B" be and is hereby approved by this Court on an interim basis and, upon approval of this form of Protocol by the United States Bankruptcy Court of the Northern District of Texas (the "U.S. Bankruptcy Court"), parties to this proceeding shall be governed by the Protocol.

GENERAL TERMS

64. **THIS COURT ORDERS** that the Applicants may apply at any time or times for an Order extending the Stay Termination Date.

65. **THIS COURT ORDERS** that, pursuant to clause 7(3)(c) of the *Personal Information Protection and Electronic Documents Act*. S.C. 2000, c.5, in the course of the Transaction Process or otherwise in the course of the restructuring process, the Applicants shall disclose personal information of identifiable individuals in their possession or control to stakeholders or prospective purchasers or bidders for the Property and operations of the Applicants, to investors or strategic partners, and to their advisors (collectively, the "Third Parties"), to the extent desirable or required to negotiate and complete the restructuring process or the Transaction Process, provided that the Persons to whom such

personal information is disclosed enter into confidentiality agreements with the Applicants binding them to maintain and protect the privacy of such information and to limit the use of such information to the extent necessary to complete the transaction then under negotiation. Upon the completion of the use of personal information for the limited purpose set out herein, the personal information shall be returned to the Applicants or destroyed. In the event that a Third Party acquires personal information as part of the restructuring or as part of an acquisition of some or all of the Property or business of an Applicant or as part of another strategic transaction contemplated hereunder, such Third Party shall be entitled to continue to use the personal information in a manner which is in all material respects identical to the prior use of such personal information by the Applicants.

66. **THIS COURT ORDERS** that, for the purposes of seeking the aid and recognition of any court or any judicial, regulatory or administrative body outside of Canada, including, without limitation, for the purposes of obtaining, if deemed necessary or desirable by the Applicants, an order under Section 304 of the U.S. Bankruptcy Code, the Monitor shall act and be deemed to be the foreign representative of the Applicants.

67. **THIS COURT ORDERS** that the Applicants be and are at liberty to:

(a) serve this Order, any other orders in these proceedings, all other proceedings, the Plan, any notices of Meetings and all other notices, and to deliver any letters to creditors, information circulars, proofs of claim, proxies and disallowances of claims, by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or electronic transmission to the Applicants' creditors at their addresses as last shown on the records of the Applicants and that any such service or notice by courier, personal delivery or electronic transmission shall be deemed to be received on the next business day following the date of forwarding thereof, or if sent by ordinary mail, on the fourth business day after mailing;

(b) take such proceedings under the BIA as the Applicants be and are at any time deem appropriate; and

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(c) consent to the appointment of a receiver and/or receiver and manager of the Applicants or the Property or make an assignment in bankruptcy at any time.

68. **THIS COURT ORDERS** that the appointment of KPMG Inc. as Monitor under the terms of this Order shall not restrict or prejudice KPMG Inc. from being appointed interim receiver, receiver or receiver-manager of any of the property or assets of any of the Applicants or trustee in bankruptcy of the estates of the Applicants, provided that, in not opposing this paragraph, the DIP Lenders and the Secured Lenders shall not be deemed to have consented to the appointment of KPMG Inc. as an interim receiver, receiver, receiver and manager or trustee in bankruptcy or prevent any of them from opposing any such appointment of KPMG Inc.

69. **THIS COURT ORDERS** that the Applicants or the Monitor may, from time to time, apply to this Court for directions in the discharge of their powers and duties hereunder or in respect of the proper execution of this Order.

70. **THIS COURT ORDERS** that, notwithstanding any other provision of this Order, the Applicants may apply at any time to this Court, to seek any further relief, and any interested Person may apply to this Court to vary or rescind this Order or seek other relief on seven (7) days' notice to the Applicants and the Monitor and to any other Person likely to be affected by the Order sought or upon such notice, if any, as this Court may Order.

71. **THIS COURT ORDERS** that this Order and any other Orders in these proceedings shall have full force and effect in all provinces and territories in Canada and abroad and as against all Persons against whom it may otherwise be enforceable.

72. **THIS COURT ORDERS AND REQUESTS** the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to Section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States of America and the states or other subdivisions of the United States of America

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and of any other nation or state to act in aid of and to be complementary to this Court in carrying out the terms of this Order.

M. D'Eon

Mary D'Eon

ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

DEC 17 2002

PER/PAR: NB

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SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

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SCHEDULE "B"

Procedural Protocol

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CROSS-BORDER INSOLVENCY PROTOCOL
FOR MOSAIC GROUP INC. AND ITS AFFILIATES

This cross-border insolvency protocol (the "Protocol") shall govern the conduct of all parties in interest in the Insolvency Proceedings (as such term is defined below):

A. Background

1. Mosaic Group Inc., a Canada corporation ("MGI"), is the ultimate parent company of a multinational enterprise that currently operates, through its various subsidiaries and affiliates, in the United States and Canada (the "Mosaic Group").

2. MGI and certain of its Canadian subsidiaries and affiliated companies (collectively, the "Canadian Debtors"), have commenced insolvency proceedings (collectively, the "Canadian Cases") by filing an application under the Canadian *Companies' Creditors Arrangement Act* (the "CCAA") with the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"), and an Order has been made (the "CCAA Order") under which (a) the Canadian Debtors have been determined to be entitled to relief under the CCAA and (b) KPMG Inc. was appointed as monitor (in such capacity, the "Monitor") of the Canadian Debtors with the rights, powers, duties and limitations upon liabilities set forth in the CCAA and the CCAA Order.

3. Certain of MGI's U.S. subsidiaries and affiliates (collectively, the "U.S. Debtors") have commenced reorganization cases (collectively, the "U.S. Cases") under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Northern District of Texas (the "U.S. Court"). The U.S. Debtors are continuing in possession of their respective properties and are operating and managing their businesses, as debtors in possession, pursuant to sections 1107 and 1108 of the Bankruptcy Code. In the coming weeks it is anticipated that the office of the United States Trustee (the "U.S. Trustee") will appoint an official committee of unsecured creditors in the U.S. Cases (the "Committee").

4. For convenience, (a) the Canadian Debtors and the U.S. Debtors shall be referred herein collectively as the "Debtors," (b) the Canadian Cases and the U.S. Cases shall be referred to herein collectively as the "Insolvency Proceedings" and (c) the Canadian Court and the U.S. Court shall be referred to herein collectively as the "Courts."

B. Purpose and Goals

5. While proceedings are pending in Canada and the United States in respect of the Debtors, the implementation of basic administrative procedures is necessary to co-ordinate certain activities in the Insolvency Proceedings and ensure the maintenance of the Courts' independent jurisdiction and to give effect to the doctrines of comity and collateral estoppel. Accordingly, this Protocol has been developed to promote the following mutually desirable goals and objectives in both the Canadian Cases and the U.S. Cases:

- harmonize, co-ordinate and minimize and avoid duplication of activities in the Insolvency Proceedings before the Canadian Court and the U.S. Court;

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- promote the orderly and efficient administration of the Insolvency Proceedings to, among other things, maximize the efficiency of the Insolvency Proceedings, reduce the costs associated therewith and avoid duplication of effort;
- honour the independence and integrity of the Courts and other courts and tribunals of Canada and the United States;
- promote international co-operation and respect for comity among the Courts, the Debtors, the Committee, the Estate Representatives (as such term is defined herein) and other creditors and interested parties in the Insolvency Proceedings;
- facilitate the fair, open and efficient administration of the Insolvency Proceedings; and
- implement a framework of general principles to address basic administrative issues arising out of the cross-border nature of the Insolvency Proceedings.

C. Comity and Independence of the Courts

6. The approval and implementation of this Protocol shall not divest or diminish the Canadian Court's and the U.S. Court's independent jurisdiction over the subject matter of the Canadian Cases and U.S. Cases. By approving and implementing this Protocol, neither the Canadian Court, the U.S. Court, the Debtors nor any creditors or interested parties shall be deemed to have approved or engaged in any infringement on the sovereignty of Canada or the United States.

7. The Canadian Court shall have sole and exclusive jurisdiction and power over the conduct of the Canadian Cases and the hearing and determination of matters arising in the Canadian Cases. The U.S. Court shall have sole and exclusive jurisdiction and power over the conduct of the U.S. Cases and the hearing and determination of matters arising in the U.S. Cases.

8. In accordance with the principles of comity and independence established in paragraphs 6 and 7 above, nothing contained herein shall be construed to:

- increase, decrease or otherwise modify the independence, sovereignty or jurisdiction of the Canadian Court, the U.S. Court or any other court or tribunal in Canada or the United States, including the ability of any such court or tribunal to provide appropriate relief under applicable law on an *ex parte* or "limited notice" basis;
- require the Canadian Court to take any action that is inconsistent with its obligations under the laws of Canada;
- require the U.S. Court to take any action that is inconsistent with its obligations under the laws of the United States;
- require the Debtors, the Committee, or the Estate Representatives to take any action or refrain from taking any action that would result in a breach of any duty imposed on them by any applicable law;

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- authorize any action that requires the specific approval of one or both of the Courts under the CCAA or the Bankruptcy Code after appropriate notice and a hearing (except to the extent that such action is specifically described in this Protocol); or

- preclude any creditor or other interested party from asserting such party's substantive rights under the applicable laws of Canada or the United States, including, without limitation, the rights of interested parties of affected persons to appeal from decisions taken by one or both of the Courts.

9. The Debtors, the Committee, the Estate Representatives and their respective employees, members, agents and professionals shall respect and comply with the independent, non-delegable duties imposed upon them by the Bankruptcy Code, the CCAA Order and other applicable laws, regulation or orders of tribunals of competent jurisdiction.

D. <u>Co-operation</u>

10. To assist in the efficient administration of the Insolvency Proceedings, the Debtors and the Committee shall (a) co-operate with each other in connection with actions taken in both the Canadian Court and the U.S. Court and (b) take any other appropriate steps to co-ordinate the administration of the Canadian Cases and the U.S. Cases for the benefit of the Debtors' respective estates and stakeholders.

11. To harmonize and co-ordinate the administration of the Insolvency Proceedings, the Canadian Court and the U.S. Court each shall use its best efforts to co-ordinate activities with and defer to the judgment of the other Court, where appropriate and feasible:

(a) The Courts shall use their best efforts to co-ordinate activities in the Insolvency Proceedings so that the subject matter of any particular action, suit, request, application, contested matter or other proceeding may be determined in one Court only.

(b) The Canadian Court and the U.S. Court may communicate with one another with respect to any matter relating to the Insolvency Proceedings.

(c) The Canadian Court and the U.S. Court may conduct joint hearings with respect to any matter relating to the conduct, administration, determination or disposition of any aspect of the U.S. Cases or the Canadian Cases if both Courts determine and agree that such joint hearings are necessary or advisable to facilitate the proper and efficient conduct of the Insolvency Proceedings. With respect to any such joint hearings, unless otherwise ordered by both Courts, the following procedures shall be followed:

  - A telephone or video link shall be established so that both the Canadian Court and the U.S. Court shall be able to simultaneously hear the proceedings in the other Court.

  - Submissions or applications by any party that are or become the subject of a joint hearing of the Courts (collectively, "Pleadings") shall be made or filed initially only with the Court in which such party is appearing and seeking relief. Promptly after the scheduling of any joint hearing, the

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party submitting such pleadings to one Court shall file courtesy copies with the other Court. In any event, Pleadings seeking relief from both Courts must be filed with both Courts.

- Any party intending to rely on written evidentiary materials in support of a submission to the Canadian Court or the U.S. Court in connection with any joint hearing or application (collectively "Evidentiary Materials") shall file such materials, which shall be identical insofar as possible and shall be consistent with the procedural and evidentiary rules and requirements of each Court, in advance of the time of such hearing or the submission of such application. If a party has not previously appeared in or attorned or does not wish to attorn to the jurisdiction of either Court, it shall be entitled to file such materials without, by the act of filing, being deemed to have attorned to the jurisdiction of the Court in which such material is filed, so long as it does not request in its materials or submissions any affirmative relief from the Court to which it does not wish to attorn;

- If a party has not previously appeared in or otherwise attorned to the jurisdiction of a Court, it shall be entitled to file Pleadings or Evidentiary Materials in connection with the joint hearing without being deemed to have attorned to the jurisdiction of the Court by virtue of filing such Pleadings or Evidentiary Materials, provided that the party does not request any affirmative relief from such Court.

- The Justice of the Canadian Court and the Judge of the U.S. Court shall be entitled to communicate with each other in advance of any joint hearing, with or without counsel being present, to (i) establish guidelines for the orderly submission of pleadings, Evidentiary Materials and other papers and the rendering of decisions by the Canadian Court and the U.S. Court and (ii) address any related procedural or administrative matters.

- The Justice of the Canadian Court and the Judge of the U.S. Court shall be entitled to communicate with each other after any joint hearing, with or without counsel present, for the purposes of (i) determining whether consistent rulings can be made by both Courts, (ii) co-ordinating the terms of the Courts' respective rulings and (iii) addressing any other procedural or administrative matter.

- To the extent desirable and not inconsistent with (a) the principles, terms and procedures of this Protocol, and (b) comity, the Courts may use the Guidelines for Court-to-Court Communications in Cross-Border cases developed by the American Law Institute's Transnational Insolvency Project, a copy of which is attached hereto as Schedule "A".

12. Notwithstanding the terms of paragraph 11 above, the Protocol recognizes that the Canadian Court and the U.S. Court are independent courts. Accordingly, although the Courts will seek to co-operate and co-ordinate with each other in good faith, each of the Courts shall be entitled at all times to exercise its independent jurisdiction and authority with respect to (a) matters presented to such Court and (b) the conduct of the parties appearing in such matters.

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E. Retention and Compensation of Estate Representatives and Professionals

13. Except as provided in paragraph 18 below, the Monitor Parties (as such term is defined below) and any other estate representatives appointed in the Canadian Cases (collectively, the "Canadian Representatives") shall be subject to the sole and exclusive jurisdiction of the Canadian Court with respect to all matters, including: (a) the Canadian Representatives' tenure in office; (b) the retention and compensation of the Canadian Representatives; (c) the Canadian Representatives' liability, if any, to any person or entity, including the Canadian Debtors and any third parties, in connection with the Insolvency Proceedings; and (d) the hearing and determination of any other matters relating to the Canadian Representatives arising in the Canadian Cases under the CCAA or other applicable Canadian law. Except as otherwise provided herein, the Canadian Representatives, their Canadian counsel, any other Canadian Professionals and the Secured Creditor Professionals shall not be required to seek approval of their retention in the U.S. Court. Additionally, except as provided herein, the Canadian Representatives, their Canadian counsel, other Canadian Professionals and the Secured Creditor Professionals (a) shall be compensated for their services solely in accordance with the CCAA and other applicable Canadian law or orders of the Canadian Court and (b) shall not be required to seek approval of their compensation in the U.S. Court.

14. The Monitor and its respective officers, directors, employees, counsel and agents, wherever located (collectively, the "Monitor Parties"), shall be entitled to the same protections and immunities in the United States as those granted to them under the CCAA and the CCAA Order. In particular, except as otherwise provided in any subsequent order entered in the Canadian Cases, the Monitor Parties shall incur no liability or obligations as a result of the CCAA Order, the appointment of the Monitor or carrying out of the provisions of the CCAA and the CCAA Order by the Monitor Parties, except as any such liability arising from actions of the Monitor Parties constituting gross negligence or wilful misconduct.

15. Except as provided in paragraph 18 below, any estate representatives appointed in the U.S. Cases, including any examiners or trustees appointed in accordance with section 1104 of the Bankruptcy Code (collectively the "U.S. Representatives" and, together with the Canadian Representatives, the "Estate Representatives"), shall be subject to the sole and exclusive jurisdiction of the U.S. Court with respect to all matters, including: (a) the U.S. Representatives' tenure in office; (b) the retention and compensation of the U.S. Representatives; (c) the U.S. Representatives' liability, if any, to any person or entity, including the U.S. Debtors and any third parties, in connection with the Insolvency Proceedings; and (d) the hearing and determination of any other matters relating to the U.S. Representatives arising in the U.S. Cases under the Bankruptcy Code or other applicable laws of the United States. The U.S. Representatives and their U.S. counsel and other U.S. professionals shall not be required to seek approval of their retention in the Canadian Court. Additionally, the U.S. Representatives and their U.S. counsel and other U.S. professionals (a) shall be compensated for their services solely in accordance with the Bankruptcy Code and other applicable laws of the United States or orders of the U.S. Court and (b) shall not be required to seek approval of their compensation in the Canadian Court.

16. Any professionals retained by the Canadian Debtors for activities performed in Canada or in connection with the Canadian Cases (collectively, the "Canadian Professionals") and any legal or financial advisors retained by any secured lenders of the Debtors or lenders providing debtor-in possession financing to the Debtors (the "Secured Creditor Professionals") shall be subject to the procedures and standards for retention and compensation applicable in the Canadian Court

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under the CCAA, the CCAA Order and any other applicable Canadian law or orders of the Canadian Court and shall not be required to seek approval of their retention or compensation in the U.S. Court.

17. Any professionals retained by the U.S. Debtors or the Committee for activities performed in the United States or in connection with the U.S. Cases (collectively, the "U.S. Professionals") shall be subject to the procedures and standards for retention and compensation applicable in the U.S. Court under the Bankruptcy Code and any other applicable laws of the United States or orders of the U.S. Court and shall not be required to seek approval of their retention or compensation in the Canadian Court.

18. Notwithstanding anything above to the contrary, any financial advisor retained by the U.S. Debtors (the "U.S. Advisor"): (a) shall be required to obtain the approval of its retention as financial advisor to the U.S. Debtors in the U.S. Court in accordance with section 327 of the Bankruptcy Code; (b) shall be subject to the procedures and standards for review and approval of compensation and reimbursement of expenses applicable in the U.S. Court under the Bankruptcy Code and any other applicable laws of the United States or orders of the U.S. Court for all services performed by the U.S. Advisor for the Debtors as financial advisor to the U.S. Debtors; and (c) shall disclose to the U.S. Court compensation received, if any, in the Canadian Cases. To the extent that the U.S. Advisor is also the Monitor in the Canadian Cases, nothing in this paragraph shall modify the sole and exclusive jurisdiction of the Canadian Court over the Monitor Parties, as set forth in paragraph 13 above. Moreover, any services performed by the Monitor at the direction of the Canadian Court shall be considered "necessary services" under section 330(a)(1) of the Bankruptcy Code.

F. Notice

19. Notice of any motion, application or other pleading or paper filed in one or both of the Insolvency Proceedings and notice of any related hearings or other proceedings mandated by applicable law in connection with the Insolvency Proceedings or the Protocol shall be given by appropriate means (including, where circumstances warrant, by courier, telecopier or other electronic forms of communication) to the following: (a) all creditors and other interested parties in accordance with the practice of the jurisdiction where the papers are filed or the proceedings are to occur; and (b) to the extent not otherwise entitled to receive notice under subpart (a) of this sentence, counsel to the Committee, counsel to the Monitor, the U.S. Trustee and such other parties as may be designated by either of the Courts from time to time. Notice in accordance with this paragraph shall be given by the party otherwise responsible for effecting notice in the jurisdiction where the underlying papers are filed or the proceedings are to occur. In addition to the foregoing, upon request, the Debtors shall provide the Canadian Court or the U.S. Court, as the case may be, with copies of all orders, decision, opinions or similar papers issued by the other Court in the Insolvency Proceedings.

G. Joint Recognition of Stays of Proceedings Under the CCAA and the Bankruptcy Code

20. The U.S. Court hereby recognizes the validity of the stay of proceedings and actions against the Canadian Debtors, their directors and their assets under the CCAA and the CCAA CCAA Order (the "Canadian Stay"). In recognition of the importance of the Canadian Stay to the successful completion of the Insolvency Proceedings for the benefit of the Debtors and their respective estates, the U.S. Court shall extend and enforce the Canadian Stay in the U.S. (to the

same extent that such stay of proceedings and actions is applicable in Canada) to prevent adverse actions against the assets, rights and holdings of the Canadian Debtors in the U.S. In implementing the terms of this paragraph, the U.S. Court may consult with the Canadian Court regarding (a) the interpretation and application of the Canadian Stay and any orders of the Canadian Court modifying or granting relief from the Canadian Stay and (b) the enforcement of the Canadian Stay in the United States.

21. The Canadian Court hereby recognizes the validity of the stay of proceedings and actions against the U.S. Debtors and their assets under section 362 of the Bankruptcy Code (the "U.S. Stay"). In recognition of the importance of the U.S. Stay to the successful completion of the Insolvency Proceedings for the benefit of the Debtors and their respective estates, the Canadian Court shall extend and enforce the U.S. Stay in Canada (to the same extent that such stay of proceedings and actions is applicable in the United States) to prevent adverse actions against the assets, rights and holdings of the U.S. Debtors in Canada. In implementing the terms of this paragraph, the Canadian Court may consult with the U.S. Court regarding (a) the interpretation and application of the U.S. Stay and any orders of the U.S. Court modifying or granting relief from the U.S. Stay and (b) the enforcement of the U.S. Stay in Canada.

22. Nothing contained herein shall affect or limit the Debtors' or other parties' rights to assert the applicability or non-applicability of the Canadian Stay or the U.S. Stay to any particular proceeding, property, asset, activity or other matter, wherever pending or located.

H. Rights to Appear and Be Heard

23. The Debtors, their creditors and other interested parties in the Insolvency Proceedings, including the Committee, the Estate Representatives, and the U.S. Trustee shall have the right and standing to (a) appear and be heard in either the Canadian Court or the U.S. Court in the Insolvency Proceedings to the same extent as creditors and other interested parties domiciled in the forum country, subject to any local rules or regulations generally applicable to all parties appearing in the forum and (b) file notices of appearance or other papers with the Clerk of the Canadian Court or the U.S. Court in the Insolvency Proceedings; provided, however, that any appearance or filing may subject a creditor or interested party to the jurisdiction of the Court in which the appearance or filing occurs; provided further, that appearance by the Committee in the Canadian Cases shall not form a basis for personal jurisdiction in Canada over the members of the Committee. Notwithstanding the foregoing, and in accordance with the policies set forth in paragraphs 13 and 15 above: (a) the Canadian Court shall have jurisdiction over the U.S. Representatives and the U.S. Trustee solely with respect to the particular matters as to which the U.S. Representatives or the U.S. Trustee appear before the Canadian Court; and (b) the U.S. Court shall have jurisdiction over the Canadian Representatives solely with respect to the particular matters as to which the Canadian Representatives appear before the U.S. Court.

I. Effectiveness; Modification

24. This Protocol shall become effective only upon its approval by both the Canadian Court and the U.S. Court.

25. This Protocol may not be supplemented, modified, terminated or replaced in any manner except upon the approval of both the Canadian Court and the U.S. Court after notice and a hearing. Notice of any legal proceeding to supplement, modify, terminate or replace this Protocol shall be given in accordance with paragraph 19 above.

J. Procedure for Resolving Disputes Under the Protocol

26. Disputes relating to the terms, intent or application of this Protocol may be addressed by interested parties to either the U.S. Court, the Canadian Court or both Courts upon notice in accordance with paragraph 19 above. In rendering a determination in any such dispute, the Court to which the issue is addressed: (a) shall consult with the other Court; and (b) may, in its sole and exclusive discretion, either (i) render a binding decision after such consultation, (ii) defer to the determination of the other Court by transferring the matter, in whole or in part, to the other Court or (iii) seek a joint hearing of both Courts in accordance with paragraph 11(c) above. Notwithstanding the foregoing, in making a determination under this paragraph, each Court shall give due consideration to the independence, comity and inherent jurisdiction of the other Court established under existing law.

27. In implementing the terms of paragraphs 11, 20, 21 and 26 above and the other provisions of the Protocol, the Canadian Court and the U.S. Court may, in their sole discretion, provide advice or guidance to each other with respect to legal issues in accordance with the following procedures:

- The Canadian Court or the U.S. Court, as applicable, shall provide any such advice or guidance to the other Court in writing.
- Copies of such written advice or guidance shall be served by the applicable Court in accordance with paragraph 19 hereof.
- The Debtors, the Committee, the Estate Representatives, the U.S. Trustee and any other affected or interested party shall be entitled to make submissions to the appropriate Court in response to or in connection with any written advice or guidance received from the other Court.

K. Preservation of Rights

28. Neither the terms of this Protocol nor any actions taken under the terms of this Protocol shall prejudice or affect the powers, rights, claims and defenses of the Debtors and their estates, the Committee, the Estate Representatives, the U.S. Trustee or any of the Debtors' creditors under applicable law, including the CCAA and the Bankruptcy Code and the orders of the Courts.

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SCHEDULE "A"

G26\WAGNERM\4465696.1

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The American Law Institute

TRANSNATIONAL INSOLVENCY PROJECT

PRINCIPLES OF COOPERATION IN TRANSNATIONAL INSOLVENCY CASES AMONG THE MEMBERS OF THE NORTH AMERICAN FREE TRADE AGREEMENT

Appendix 2: **Guidelines Applicable to Court-to-Court Communications in Cross-Border Cases**

Submitted by the Council to the Members of The American Law Institute for Discussion at the Seventy-Seventh Annual Meeting on May 15,16,17, and 18, 2000

The Executive Office
THE AMERICAN LAW INSTITUTE
4025 Chestnut Street
Philadelphia, Pa.19104-3099

Amended – February 12, 2001

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Appendix 2

Guidelines
Applicable to Court-to-Court Communications
in Cross-Border Cases

Introduction:

One of the most essential elements of cooperation in cross-border cases is communication among the administrating authorities of the countries involved. Because of the importance of the courts in insolvency and reorganization proceedings, it is even more essential that the supervising courts be able to coordinate their activities to assure the maximum available benefit for the stakeholders of financially troubled enterprises.

These Guidelines are intended to enhance coordination and harmonization of insolvency proceedings that involve more than one country through communications among the jurisdictions involved. Communications by judges directly with judges or administrators in a foreign country, however, raise issues of credibility and proper procedures. The context alone is likely to create concern in litigants unless the process is transparent and clearly fair. Thus, communication among courts in cross-border cases is both more important and more sensitive than in domestic cases. These Guidelines encourage such communications while channeling them through transparent procedures. The Guidelines are meant to permit rapid cooperation in a developing insolvency case while ensuring due process to all concerned.

The Guidelines at this time contemplate application only between Canada and the United States, because of the very different rules governing communications with Principles of Cooperation courts and among courts in Mexico. Nonetheless, a Mexican Court might choose to adopt some or all of these Guidelines for communications by a sindico with foreign administrators or courts.

A Court intending to employ the Guidelines - in whole or part, with or without modifications - should adopt them formally before applying them. A Court may wish to make its adoption of the Guidelines contingent upon, or temporary until, their adoption by other courts concerned in the matter. The adopting Court may want to make adoption or continuance conditional upon adoption of the Guidelines by the other Court in a substantially similar form, to ensure that judges, counsel, and parties are not subject to different standards of conduct.

The Guidelines should be adopted following such notice to the parties and counsel as would be given under local procedures with regard to any important procedural decision under similar circumstances. If communication with other courts is urgently needed, the local procedures, including notice requirements, that are used in urgent or emergency situations should be employed, including, if appropriate, an initial period of effectiveness, followed by further consideration of the Guidelines at a later time. Questions about the parties entitled to such notice (for example, all parties or representative parties or representative counsel) and the nature of the court's consideration of any objections (for example, with or without a hearing) are governed by the Rules of Procedure in each jurisdiction and are not addressed in the Guidelines.

The Guidelines are not meant to be static, but are meant to be adapted and modified to fit the circumstances of individual cases and to change and evolve as the International insolvency community gains experience from working with them. They are to apply only in a manner that is consistent with local procedures and local ethical requirements. They do not address the details of notice and proce-

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dure that depend upon the law and practice in each jurisdiction. However, the Guidelines represent approaches that are likely to be highly useful in achieving efficient and just resolutions of cross-border insolvency issues. Their use, with such modifications and under such circumstances as may be appropriate in a particular case, is therefore recommended.

Guideline 1

Except in circumstances of urgency, prior to a communication with another Court, the Court should be satisfied that such a communication is consistent with all applicable Rules of Procedure in its country. Where a Court intends to apply these Guidelines (in whole or in part and with or without modifications), the Guidelines to be employed should, wherever possible, be formally adopted before they are applied. Coordination of Guidelines between courts is desirable and officials of both courts may communicate in accordance with Guideline 8(d) with regard to the application and implementation of the Guidelines.

Guideline 2

A Court may communicate with another Court in connection with matters relating to proceedings before it for the purposes of coordinating and harmonizing proceedings before it with those in the other jurisdiction.

Guideline 3

A Court may communicate with an Insolvency Administrator in another jurisdiction or an authorized Representative of the Court in that jurisdiction in connection with the coordination and harmonization of the proceedings before it with the proceedings in the other jurisdiction.

Guideline 4

A Court may permit a duly authorized Insolvency Administrator to communicate with a foreign Court directly, subject to the approval of the foreign Court, or through an Insolvency Administrator in the other jurisdiction or through an authorized Representative of the foreign Court on such terms as the Court considers appropriate.

Guideline 5

A Court may receive communications from a foreign Court or from an authorized Representative of the foreign Court or from a foreign Insolvency Administrator and should respond directly if the communication is from a foreign Court (subject to Guideline 7 in the case of two-way communications) and may respond directly or through an authorized Representative of the Court or through a duly authorized Insolvency Administrator if the communication is from a foreign Insolvency Administrator, subject to local rules concerning ex parte communications.

Guideline 6

Communications from a Court to another Court may take place by or through the Court:

(a) Sending or transmitting copies of formal orders, judgments, opinions, reasons for decision, endorsements, transcripts of proceedings, or other documents directly to the other Court and providing advance notice to counsel for affected parries in such manner as the Court considers appropriate;

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(b) Directing counsel or a foreign or domestic Insolvency Administrator to transmit or deliver copies of documents, pleadings, affidavits, factums, briefs, or other documents that are filed or to be filed with the Court to the other Court in such fashion as may be appropriate and providing advance notice to counsel for affected parties in such manner as the Court considers appropriate;

(c) Participating in two-way communications with the other Court by telephone or video conference call or other electronic means in which case Guideline 7 shall apply.

Guideline 7

In the event of communications between the Courts in accordance with Guidelines 2 and 5 by means of telephone or video conference call or other electronic means, unless otherwise directed by either of the two Courts:

(a) Counsel for all affected parties should be entitled to participate in person during the communication and advance notice of the communication should be given to all parties in accordance with the Rules of Procedure applicable in each Court;

(b) The communication between the Courts should be recorded and may be transcribed. A written transcript may be prepared from a recording of the communication which, with the approval of both Courts, should be treated as an official transcript of the communication;

(c) Copies of any recording of the communication, of any transcript of the communication prepared pursuant to any Direction of either Court, and of any official transcript prepared from a recording should be filed as part of the record in the proceedings and made available to counsel for all parties in both Courts subject to such Directions as to confidentiality as the Courts may consider appropriate.

(d) The time and place for communications between the Courts should be to the satisfaction of both Courts. Personnel other than Judges in each Court may communicate fully with each other to establish appropriate arrangements for the communication without the necessity for participation by counsel unless otherwise ordered by either of the Courts.

Guideline 8

In the event of communications between the Court and an authorized Representative of the foreign Court or a foreign Insolvency Administrator in accordance with Guidelines 3 and 5 by means of telephone or video conference call or other electronic means, unless otherwise directed by the Court:

(a) Counsel for all affected parties should be entitled to participate in person during the communication and advance notice of the communication should be given to all parties in accordance with the Rules of Procedure applicable in each Court;

(b) The communication should be recorded and may be transcribed. A written transcript may be prepared from a recording of the communication which, with the approval of the Court, can be treated as an official transcript of the communication;

(c) Copies of any recording of the communication, of any transcript of the communication prepared pursuant to any Direction of the Court, and of any official transcript prepared from a recording should be filed as part of the record in the proceedings and made avail-

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able to the other Court and to counsel for all parties in both Courts subject to such Directions as to confidentiality as the Court may consider appropriate;

(d) The time and place for the communication should be to the satisfaction of the Court. Personnel of the Court other than Judges may communicate fully with the authorized Representative of the foreign Court or the foreign Insolvency Administrator to establish appropriate arrangements for the communication without the necessity for participation by counsel unless otherwise ordered by the Court.

Guideline 9

A Court may conduct a joint hearing with another Court. In connection with any such joint hearing, the following should apply, unless otherwise ordered or unless otherwise provided in any previously approved Protocol applicable to such joint hearing:

(a) Each Court should be able to simultaneously hear the proceedings in the other Court.

(b) Evidentiary or written materials filed or to be filed in one Court should, in accordance with the Directions of that Court, be transmitted to the other Court or made available electronically in a publicly accessible system in advance of the hearing. Transmittal of such material to the other Court or its public availability in an electronic system should not subject the party filing the material in one Court to the jurisdiction of the other Court.

(c) Submissions or applications by the representative of any party should be made only to the Court in which the representative making the submissions is appearing unless the representative is specifically given permission by the other Court to make submissions to it.

(d) Subject to Guideline 7(b), the Court should be entitled to communicate with the other Court in advance of a joint hearing, with or without counsel being present, to establish Guidelines for the orderly making of submissions and rendering of decisions by the Courts, and to coordinate and resolve any procedural, administrative, or preliminary matters relating to the joint hearing.

(e) Subject to Guideline 7(b), the Court, subsequent to the joint hearing, should be entitled to communicate with the other Court, with or without counsel present, for the purpose of determining whether coordinated orders could be made by both Courts and to coordinate and resolve any procedural or nonsubstantive matters relating to the joint hearing.

Guideline 10

The Court should, except upon proper objection on valid grounds and then only to the extent of such objection, recognize and accept as authentic the provisions of statutes, statutory or administrative regulations, and rules of court of general application applicable to the proceedings in the other jurisdiction without the need for further proof or exemplification thereof.

Guideline 11

The Court should, except upon proper objection on valid grounds and then only to the extent of such objection, accept that Orders made in the proceedings in the other jurisdiction were duly and properly made or entered on or about their respective dates and accept that such Orders require no further proof or exemplification for purposes of the proceedings before it, subject to all such proper

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reservations as in the opinion of the Court are appropriate regarding proceedings by way of appeal or review that are actually pending in respect of any such Orders.

Guideline 12

The Court may coordinate proceedings before it with proceedings in another jurisdiction by establishing a Service List which may include parties that are entitled to receive notice of proceedings before the Court in the other jurisdiction ("Non-Resident Parties"). All notices, applications, motions, and other materials served for purposes of the proceedings before the Court may be ordered to also be provided to or served on the Non-Resident Parties by making such materials available electronically in a publicly accessible system or by facsimile transmission, certified or registered mail or delivery by courier, or in such other manner as may be directed by the Court in accordance with the procedures applicable in the Court.

Guideline 13

The Court may issue an Order or issue Directions permitting the foreign Insolvency Administrator or a representative of creditors in the proceedings in the other jurisdiction or an authorized Representative of the Court in the other jurisdiction to appear and be heard by the Court without thereby becoming subject to the jurisdiction of the Court.

Guideline 14

The Court may direct that any stay of proceedings affecting the parties before it shall, subject to further order of the Court, not apply to applications or motions brought by such parties before the other Court or that relief be granted to permit such parties to bring such applications or motions before the other Court on such terms and conditions as it considers appropriate. Court-to-Court communications in accordance with Guidelines 6 and 7 hereof may take place if an application or motion brought before the Court affects or might affect issues or proceedings in the Court in the other jurisdiction.

Guideline 15

A Court may communicate with a Court in another jurisdiction or with an authorized Representative of such Court in the manner prescribed by these Guidelines for purposes of coordinating and harmonizing proceedings before it with proceedings in the other jurisdiction regardless of the form of the proceedings before it or before the other Court wherever there is commonality among the issues and/or the parties in the proceedings. The Court should, absent compelling reasons to the contrary, so communicate with the Court in the other jurisdiction where the interests of justice so require.

Guideline 16

Directions issued by the Court under these Guidelines are subject to such amendments, modifications, and extensions as may be considered appropriate by the Court for the purposes described above and to reflect the changes and developments from time to time in the proceedings before it and before the other Court. Any Directions may be supplemented, modified, and restated from time to time and such modifications, amendments, and restatements should become effective upon being accepted by both Courts. If either Court intends to supplement, change, or abrogate Directions issued under these Guidelines in the absence of joint approval by both Courts, the Court should give the other Courts involved reasonable notice of its intention to do so.

Guideline 17

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Arrangements contemplated under these Guidelines do not constitute a compromise or waiver by the Court of any powers, responsibilities, or authority and do not constitute a substantive determination of any matter in controversy before the Court or before the other Court nor a waiver by any of the parties of any of their substantive rights and claims or a diminution of the effect of any of the Orders made by the Court or the other Court.

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SCHEDULE "C"

DIP Term Sheet

[To be inserted]

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DRAFT FOR DISCUSSION PURPOSES ONLY
DECEMBER 17, 2002

DIP TERM SHEET

[THIS DRAFT DIP TERM SHEET HAS BEEN PREPARED FOR DISCUSSION PURPOSES ONLY, IS SUBJECT TO RECEIPT OF INTERNAL CREDIT AUTHORIZATION OF EACH DIP LENDER, AND IS NOT AN AGREEMENT OR COMMITMENT OF ANY KIND. UNDER NO CIRCUMSTANCES SHALL THE COMMENCEMENT OF ANY NEGOTIATIONS, LEGAL WORK OR THE DELIVERY OF ANY DRAFT DOCUMENTS BE DEEMED OR CONSTRUED AS GIVING RISE TO ANY SUCH AGREEMENT OR COMMITMENT.]

This dip term sheet (the "**DIP Term Sheet**") represents an outline of the basis on which the DIP Lenders (as defined below) are prepared to provide debtor-in-possession ("**DIP**") financing in the form of the credit facility (the "**DIP Facility**") described below for Mosaic Group Inc. and Mosaic Group (US) Inc., as Borrowers in connection with the filing by such companies under *the Companies Creditors' Arrangement Act* (Canada) ("**CCAA**") (with the court hearing such case referred to herein as the "**Canadian Court**") and/or the United States *Bankruptcy Code* (with the court hearing such case referred to herein as the "**U.S. Court**"), subject to the negotiation, execution and delivery of definitive documentation for the DIP Facility (including a definitive DIP Credit Agreement, the "**DIP Credit Agreement**") that is in form and substance satisfactory to the DIP Agent and the DIP Lenders in their absolute discretion (collectively, the "**DIP Credit Documentation**") (which for greater certainty includes this DIP Term Sheet). The DIP Credit Documentation shall be prepared by Blake, Cassels & Graydon LLP and Vinson & Elkins LLP and shall contain, at the least, the covenants, representations and warranties, events of default, conditions precedent, security arrangements, indemnities and other terms and provisions set out herein as well as additional customary provisions for a transaction of this type. Until the execution and delivery of the DIP Credit Agreement, in the event of any inconsistency between this DIP Term Sheet and any other DIP Credit Documentation, the terms of this DIP Term Sheet shall govern. Upon execution and delivery of the DIP Credit Agreement, the terms of the DIP Credit Agreement shall govern. In the event of any inconsistency between any DIP Credit Documentation and a Restructuring Court Order (as defined below), the Restructuring Court Order shall govern.

DIP Borrower(s): Borrowings to be joint and several obligations of each of Mosaic Group Inc. (the "**Canadian Borrower**") and Mosaic Group (US) Inc. (the "**U.S. Borrower**") (the U.S. Borrower together with the Canadian Borrower, collectively, the "**Borrowers**").

DIP Guarantors: All obligations of the Borrowers shall be jointly and severally guaranteed by each affiliate and/or subsidiary of the Borrowers which (i) files a petition under Chapter 11 of the Bankruptcy Code in the United States, (ii) files under the CCAA in Canada, or (iii) otherwise obtains similar relief (collectively, the "**DIP Guarantors**"). Each guarantee shall be a guarantee of payment and performance and not a guarantee of collection. It is currently anticipated that the DIP Guarantors shall be as follows:

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"Canadian Guarantors"	"U.S. Guarantors"
Mosaic Sales Solutions Corp.	Mosaic Sales Solutions (I) Inc.
Field Energy Services Ltd.	Mosaic Sales Solutions (II) Inc.
Mosaic Marketing and Technology Solutions Corp.	Mosaic Sales Solutions (III) (LP) Inc.
Mosaic Marketing and Technology Solutions (II) Corp.	Mosaic Sales Solutions (III) (GP) Inc.
Medium One Productions Inc.	Mosaic Sales Solutions (III) LP
Mosaic Investments Inc.	Mosaic Prepaid Solutions Inc.
	Mosaic Performance Solutions Inc.

The Borrowers and the DIP Guarantors shall be collectively referred to herein at times as the "**Mosaic Group**".

Purpose: To provide for short-term working capital liquidity needs of the Borrowers and the DIP Guarantors while under CCAA and/or US Bankruptcy Code protection, as more fully set forth herein.

Maximum Amount: Cdn.$10,000,000 super priority DIP credit facility.

DIP Lenders: The following lenders shall be lenders under the DIP Facility (collectively, the "**DIP Lenders**" and individually a "**DIP Lender**"):

Canadian Imperial Bank of Commerce
The Toronto-Dominion Bank
Bank of Montreal
Bank One Canada
HSBC Bank Canada
The Bank of Nova Scotia
The Prudential Insurance Company of America
Jackson National Life Insurance Company
Jackson National Life Insurance Company of New York
Northern Life Insurance Company

DIP Commitments: Each DIP Lender's commitment ("**DIP Commitment**") shall be calculated on a pro rata basis based on each lender's (an "**Existing Lender**") pro rata share of the outstanding indebtedness under the Third Amended and Restated Credit Agreement dated June 13, 2002, as amended, as at the date hereof (the "**Existing Credit Agreement**") and each secured noteholder's (a "**Secured Noteholder**") existing secured note holdings under the note agreements dated June 13, 2002, (the "**Secured Noteholder Agreements**") as applicable, all as set out in Schedule "A" hereto.

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Required DIP Lenders: For the purposes of this DIP Term Sheet and the other DIP Credit Documentation, **"Required DIP Lenders"** shall mean DIP Lenders representing at least 66 2/3% in DIP Commitments under the DIP Facility.

DIP Agent and DIP Collateral Agent: Canadian Imperial Bank of Commerce (**"CIBC"**) is appointed by the DIP Lenders as DIP Agent and the DIP Collateral Agent under this DIP Facility. The DIP Agent shall receive an agency fee of Cdn.$25,000 per month (the **"Agency Fee"**) and the Agency Fee may be automatically debited from the DIP Lenders Account at Closing and on the first Business Day of each month from such account for the period commencing December 1, 2002. Each such drawdown shall constitute a DIP Advance under the DIP Credit Facility.

DIP Facility: The DIP Facility shall be a three stage facility comprised of (i) an Initial Canadian Funding, (ii) an Interim DIP Funding, and (iii) a Final DIP Funding as more fully set forth below. Fundings shall be deposited into a DIP Lenders Account (as defined below) and withdrawn by the Canadian Borrower in accordance with the Cash Flow Projections (as defined below).

Tranche A – Initial Canadian Funding:

As soon as practicable after (i) the Canadian Borrower and the Canadian Guarantors file under the CCAA, (ii) the Canadian Court enters an order approving the terms of the DIP Facility (in form and substance acceptable to all of the DIP Lenders in their sole and absolute discretion) (the **"Canadian Initial Order"**), and (iii) the satisfaction of the additional conditions precedent noted below, the DIP Lenders shall fund into an interest bearing account or accounts, as applicable (the **"DIP Lenders Account"**) established at and in the name of CIBC, as DIP Agent, on behalf of the DIP Lenders in an amount approved by the Canadian Court, which amount shall not exceed Cdn.$2,000,000 (the **"Initial Canadian Funding"**). For greater certainty, the DIP Lenders Account, plus any accrued interest thereon, is the property of the DIP Lenders on a pro rata basis based on their DIP Commitments and does not form any part of any Borrower's property.

Tranche B – Interim DIP Funding:

As soon as practicable after (I) the U.S Borrower and any initial U.S. Guarantors file under chapter 11 of the Bankruptcy Code, (ii) the U.S Court enters an interim order approving the terms of the DIP Facility (in form and substance acceptable to all of the DIP Lenders in their sole and absolute discretion) (the **"U.S. Interim DIP Order"**), and (iii) the satisfaction of the additional conditions

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precedent noted below (including, without limitation, the acceptable completion of credit documentation in the absolute discretion of all of the DIP Lenders), the DIP Lenders shall fund into the DIP Lenders Account in an amount approved by the U.S. Court, which amount shall not exceed Cdn.$3,000,000 (the "**Interim DIP Funding**"); *provided, however,* that the DIP Lenders shall not be obligated to provide any Interim DIP Funding if any one or more of the following occurs: (i) the Canadian Initial Order has been vacated, stayed or otherwise caused to become ineffective or is amended in a manner not acceptable to the Required DIP Lenders, (ii) a Default or Event of Default has occurred and is continuing under the DIP Facility, or (iii) the U.S. Court has not entered the U.S. Interim DIP Order on or before Friday, December 20, 2002.

Tranche C – Final DIP Funding:

As soon as practicable after the U.S Court (i) enters a final order approving the terms of the DIP Facility (in form and substance acceptable to all of the DIP Lenders in their sole and absolute discretion) (the "**U.S. Final DIP Order**") and (ii) the satisfaction of the additional conditions precedent noted below (including, without limitation, the acceptable completion of credit documentation in the absolute discretion of all of the DIP Lenders), the DIP Lenders shall fund into the DIP Lenders Account in an amount approved by the U.S. Court, which amount shall not exceed the Cdn.$5,000,000 (the "**Final DIP Funding**"); *provided, however,* that the DIP Lenders shall not be obligated to provide any Final DIP Funding if any one or more of the following occurs: (i) the Canadian Initial Order has been vacated, stayed or otherwise caused to become ineffective or is amended in a manner not acceptable to the Required DIP Lenders, (ii) a Default or Event of Default has occurred and is continuing under the DIP Facility, or (iii) the U.S. Court has not entered the U.S. Final DIP Order on or before Friday, January 24, 2003.

Cash Management System:

As between the Borrowers and DIP Guarantors, the Canadian Borrower alone shall have access to the DIP Lenders Account. Advances shall be made to the Borrower from the DIP Lenders Account by the DIP Agent in accordance with the conditions set out under the "Availability Section" below. The parties understand and agree that, subject to the limitations set forth herein, the Canadian Borrower may request funding from the DIP Lenders to be disbursed from the DIP Lenders Account (subject to the Cash Flow Projections and Cash Flow Variances (both as defined below)) and apply such funds through its existing cash management system with CIBC.

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Limitations on Use of Existing Cash Management System:

The Canadian Borrower shall not, and shall not permit to occur, any of the following (each of which shall constitute an Event of Default under the DIP Facility):

(a) Any distribution of funds (whether from proceeds of the DIP Facility or otherwise) from a Borrower or DIP Guarantor to any non-debtor affiliate and/or subsidiary of any Borrower or DIP Guarantor.

(b) Any distribution of funds (whether from proceeds of the DIP Facility or otherwise) from a Borrower or DIP Guarantor to Mosaic Performance Solutions Inc. in excess of aggregate net U.S.$2 million.

Maturity Date: The earlier of (i) February 28, 2003, (ii) the confirmation and consummation of a plan of reorganization or similar arrangement for substantially all of the Borrowers and DIP Guarantors, or (iii) such earlier date (the "**Termination Date**") upon which repayment is required due to the occurrence of an Event of Default (as defined below) (the "**Maturity Date**"). The Maturity Date may be extended on the consent of all of the DIP Lenders for such period and on such terms and conditions as the Borrowers and DIP Lenders may agree.

Interest Rate: Prime Rate + 225 bps. Interest shall be payable monthly in arrears on the last Business Day of each month and may be automatically debited from the DIP Lenders Account by the DIP Agent on such date. Such interest payment shall constitute a DIP Advance (as defined below) under the DIP Facility.

DIP Security: (a) All obligations of the Borrowers and DIP Guarantors under or in connection with the DIP Facility and any of the DIP Credit Documentation and (b) all liabilities of the Borrowers or any of their respective Canadian and U.S. subsidiaries and affiliates resulting from CIBC's operation of the accounts of the Mosaic Group under its existing cash management system, including, without limitation, any excesses over credit limit or debt balances caused by chargebacks, stop payments, returned cheques or similar items (collectively, the "**Operational Liabilities**") shall be:

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(a) secured by all existing guarantees and security (collectively, the "**Existing Security**") granted by the Borrowers or any other member of the Mosaic Group in favour of the Existing Lenders and the Secured Noteholders. For such purposes, all DIP Advances made to the Borrower under the DIP Facility shall be deemed to be indebtedness of the Canadian Borrower incurred under the Existing Credit Agreement and Secured Noteholder Agreements secured by the Existing Security, and each DIP Credit Documentation, including this DIP Term Sheet and DIP Credit Agreement, shall constitute a "**Document**" as defined in the Existing Credit Agreement.

(b) with respect to the Canadian Borrower and the Canadian Guarantors, entitled to a first super priority charge (subject only to the Court Ordered Charges) over all present and after acquired property, assets and undertakings of the Canadian Borrower and the Canadian Guarantors and ahead of and senior to all other creditors, interest holders, lien holders, and claimants of any kind whatsoever, pursuant to a court ordered charge under the CCAA and the Supplemental Security.

(c) with respect to the U.S. Borrower and the U.S. Guarantors, subject only to the Carve Out (as defined and limited below) (a) entitled to superpriority claim status pursuant to Section 364(c)(1) of the Bankruptcy Code senior to any superpriority claim granted as adequate protection in respect of any claims of any entity, including, without limitation, any claims under Sections 105, 503, 507, 1113, and 1114 of the Bankruptcy Code, and (b) be secured by a first priority perfected Lien on all of the assets of the U.S. Borrower and the U.S. Guarantors and their estates, including, without limitation, all goods (including without limitation, equipment and inventory), receivables, deposit accounts, investment property, accounts, chattel paper, instruments, documents, letter-of-credit rights, commercial tort claims, insurance claims, tax refunds, avoidance actions, supporting obligations and Liens, real estate interests and general intangibles of the U.S. Borrower or the U.S. Guarantors of any nature, whether now owned or hereafter acquired (the "**U.S. Collateral**"), pursuant

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to Sections 364(c)(2) and (3) and (d) of the Bankruptcy Code, senior in priority to all other Liens. The Liens will not be subject to Section 551 of the Bankruptcy Code.

The term "**Carve Out**" shall mean (a) allowed administrative expenses pursuant to 28 U.S.C. Section 1930 (a)(6), and (b) allowed fees and expenses incurred by the professionals retained by the debtors and one official committee of creditors pursuant to Sections 327 and 1103 of the Bankruptcy Code. For purposes of clause (b), the amount of the Carve Out, which applies only from and after Termination Date shall be limited to the sum of Cdn.$**[25,000]** prior to the entry of the U.S. Final DIP Order and Cdn.$**[300,000]** thereafter, whether the fees and expenses are allowed and unpaid at the time of the Termination Date or are incurred before or after the Termination Date. Notwithstanding the above, no funding under the DIP Facility or the Carve Out may be used to investigate, object to or challenge in any way any claims of CIBC, the DIP Lenders, Existing Lenders or Senior Noteholders or otherwise assert any affirmative claims regarding the Liens held by or on behalf of CIBC, the DIP Lenders, the Existing Lenders or the Secured Noteholders, including, without limitation, in respect of the DIP Facility, the Existing Credit Agreement or the Secured Noteholder Agreements.

The Parties understand and agree that the security described in paragraph (c) above shall become effective only upon entry of the U.S. Interim DIP Order and the funding of the Interim DIP Funding.

The Parties agree that the Operational Liabilities shall be paid first in priority to repayment of any DIP Advances from any net proceeds of realization or net sale proceeds.

Cash Flow Projections:

The Borrowers shall have provided to the DIP Agent and each DIP Lender prior to the execution of this DIP Term Sheet, the cash flow projections set out in Schedule "**B**" hereof (the "**Cash Flow Projections**"), in form and substance satisfactory to the DIP Agent and all of the DIP Lenders, reflecting the projected cash requirements of the Mosaic Group from the Closing Date through the Maturity Date, calculated on a weekly basis. The Cash Flow Projections may be amended by the Borrower from time to time only on the consent of the Required DIP Lenders.

Availability under DIP Facility:

Each advance to the Canadian Borrower from the DIP Lenders Account (a "**DIP Advance**") shall be made by the DIP Agent to the Canadian Borrower within two (2) Business Days after satisfaction of the following conditions precedent:

(a) each DIP Advance must be in an amount equal to: (X) the lessor of (i) of the then cumulative weekly projected cash borrowings indicated in the Cash Flow Projections as the line referred to as "Liquidity Pre-DIP Financing" and (ii) the then cumulative weekly actual cash borrowings, plus (Y) no more than Cdn.$2,000,000, *provided however*, that no more than Cdn.$1,000,000 of the Cdn.$2,000,000 allowed cash flow variance is in respect of the Controllable Expenses (the "**Cash Flow Variance**"), subject always to the maximum credit limit under each Tranche established hereunder and the terms and conditions thereof. For greater certainty, the calculation of any Cash Flow Variance shall be based on a comparison to the original Cash Flow Projections attached as Schedule "**B**" hereto and not any amendments subsequent thereto;

(b) delivery to the DIP Agent of a drawdown certificate, in substantially the form set out in Schedule "**C**" hereto, executed by an officer on behalf of the Borrower, certifying that the drawdown is within the Cash Flow Projections (as may be amended in accordance with the terms hereof) plus the Cash Flow Variance and that the Borrowers and the DIP Guarantors are in compliance with the DIP Credit Documentation, and the Restructuring Court Orders (as defined below);

(c) there is no Default or Event of Default (each as defined below) which has occurred and is

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continuing; and

Advances from the DIP Lenders Account to the Canadian Borrower shall be by way of Prime Rate Loans (as defined in the Existing Credit Agreement) and shall be available in multiple drawings of no less than Cdn.$500,000 plus whole multiples of Cdn.$100,000.

All proceeds of DIP Advances shall be deposited by the Canadian Borrower into an account under the Canadian Borrower's existing cash management system with CIBC.

Mandatory Repayments: DIP Advances to the Canadian Borrower shall be repaid upon a sale of any of the property, assets or undertakings of the Borrowers or the DIP Guarantors or any subsidiary or affiliate thereof, in an amount equal to the proceeds (net of reasonable costs and payment of senior obligations secured by such assets only), unless with the prior written consent of all of the DIP Lenders.

Additional Conditions Precedent to Initial Canadian Funding and Any drawings under Tranche A - Initial Canadian Funding:

1. The Canadian Borrower and Canadian Guarantors shall have commenced a case under the CCAA.

2. The DIP Agent and the DIP Lenders shall have received the Cash Flow Projections as defined above, and the same shall be in form and substance satisfactory to the DIP Agent and all of the DIP Lenders.

3. The Canadian Court shall have entered the Canadian Initial Order in form and substance satisfactory to the DIP Agent and all of the DIP Lenders, which order shall approve the DIP Facility and the superpriority charge over all present and after acquired property, assets and undertaking of the Canadian Borrower and each Canadian Guarantor, subject only to the Court Ordered Charges.

   Such Canadian Initial Order must provide the Existing Lenders and Secured Noteholders with adequate protection for the use of their collateral, including cash collateral, during the case. Such adequate protection shall include, without limitation, (i) the granting of additional and replacement security interests, liens and superpriority claims equivalent in scope to those granted to the DIP Collateral Agent and DIP Lenders under the DIP Facility (such Liens and claims being junior in priority to only the superpriority Liens and claims of the DIP Facility), (ii) the continued payment on a weekly basis of all fees and expenses of the Existing Lenders and the Secured Noteholders, including the expenses of legal counsel and

the DIP Advisors (as defined below). The order must further require the immediate payment of outstanding fees and expenses (including legal and financial advisor expenses) of the Existing Lenders and the Secured Noteholders. The order must further provide for **[(i) a waiver of all surcharge and/or marshaling actions against the Agent, the DIP Lenders, the Existing Lenders and the Secured Noteholders, (ii) an affirmation by the Canadian Borrower and each Canadian Guarantor as to the validity, enforceability and priority of the debt and Liens of the Existing Liens and Secured Noteholders and that no claims or counterclaims against the Existing Lenders or Secured Noteholders exist, and (iii) a limitation on the period of time under which any party in the cases can investigate and challenge such Liens].**

4. The Borrowers, DIP Guarantors and all of the DIP Lenders shall have agreed on the terms and conditions of the Marketing Protocol.

5. The DIP Agent shall have received its Agency Fee for the month of December.

6. The Mosaic Group shall have engaged a chief restructuring officer, approved by all of the DIP Lenders to assist in the management of the company on a temporary basis, on terms of engagement acceptable to all of the DIP Lenders.

7. The Existing Lenders and Secured Noteholders shall have received a supplemental full liability guarantee and supplemental security agreement from Mosiac Marketing & Technology Solutions (II) Corp., in form and substance satisfactory to the Agent (as defined in the Existing Credit Agreement) and the Collateral Agent for the Noteholders.

8. The DIP Agent shall have received irrevocable authorization and directions from the Canadian Borrower, in form and substance satisfactory to the Required DIP Lenders, to automatically debit the DIP Lenders Account for the payment (by wire transfer) of all outstanding professional fees and expenses of the Existing Lenders and Secured Noteholders, including without limitation, the DIP Advisors and legal counsel as set out in Schedule "C" hereto. Each such debit shall constitute a DIP Advance under the DIP Facility and shall be deemed a payment by the Canadian Borrower of such amounts.

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9. The Existing Lenders and Secured Noteholders shall have agreed to the (a) release by the Secured Noteholders of any payment clawback claims against the Existing Lenders back to September 30, 2002 in respect of principal payments, including but not limited to, payments arising from the revolving nature of the Swingline Credit (as defined in the Existing Credit Agreement) and (b) sharing of interest payments received by the Existing Lenders of approximately Cdn.$500,000 of interest from September 30, 2002 to the date of execution of this DIP Term Sheet on a pro rata basis between the Existing Lenders and the Secured Noteholders.

10. With respect to the Canadian Borrower and the Canadian Guarantors, the DIP Collateral Agent shall have received such security agreements, financing statements, discharges, opinions or other documents and information, in form and substance satisfactory to the DIP Collateral Agent as may be requested by the DIP Collateral Agent or the DIP Lenders in connection with the completion and registration of any of the DIP Security or as may be necessary or appropriate to give the DIP Lenders a first ranking Lien over all of the present and after acquired property, assets and undertaking of the Canadian Borrower and Canadian Guarantors.

11. The representations and warranties of the Canadian Borrower and Canadian Guarantors in the DIP Term Sheet shall be true and correct, in all material respects and the Canadian Borrower shall have delivered to the DIP Agent an Officer's Certificate to that effect.

12. The DIP Agent shall have received copies of the current Directors and Officers insurance for the Mosaic Group, in scope and coverage satisfactory to the Required DIP Lenders.

13. The DIP Agent shall have received legal opinions from counsel to the Canadian Borrower and each Canadian Guarantor, in form and substance satisfactory to the DIP Agent.

Additional Conditions Precedent to Tranche B - Interim DIP Funding and any drawings under Tranche B - Interim DIP Funding:

1. The U.S. Borrower and all material U.S. subsidiaries and/or affiliates shall have commenced a case under chapter 11 of the Bankruptcy Code (and no order shall have been entered (a) appointing a trustee or receiver, (b) converting any such case to a case under chapter 7 or otherwise dismissing such case, or (c) terminating or shortening the U.S. Borrower's or any U.S. Guarantor's

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exclusive period to file a plan).

2. The Initial Canadian Funding shall have occurred, and all provisions of the Canadian Initial Order shall remain in full force and effect, unamended unless with the consent of all of the DIP Lenders.

3. A Default or Event of Default shall not have occurred and be continuing.

4. The U.S. Court shall have entered the U.S. Interim DIP Order, in form and substance satisfactory to the DIP Agent and all of the DIP Lenders, which order shall approve the DIP Facility and the superpriority Lien over all property of the U.S. Borrower and each U.S. Guarantor (with such order to be entered by no later than Friday, December 20, 2002).

   Such order must provide the Existing Lenders and Secured Noteholders with adequate protection for the use of their collateral, including cash collateral, during the cases. Such adequate protection shall include, without limitation, (i) the granting of additional and replacement security interests, Liens and superpriority claims equivalent in scope to those granted to the DIP Collateral Agent and the DIP Lenders under the DIP Facility (with such liens and claims being junior in priority to only the superpriority Liens and claims of the DIP Facility), and (ii) the continued payment on a weekly basis of all fees and expenses of the Existing Lenders and the Secured Noteholders, including the expenses of legal counsel and the DIP Advisors. The order must further provide for (i) a waiver of all 506(c) actions and other surcharge and/or marshaling actions against the Agent, the DIP Lenders, the Existing Lenders and the Secured Noteholders, (ii) an affirmation by the U.S. Borrower and each U.S. Guarantor as to the validity, enforceability and priority of the debt, Claims and Liens of the Existing Lenders and Secured Noteholders and that no claims or counterclaims against the Existing Lenders or Secured Noteholders exist, and (iii) a limitation on the period of time under which any committee appointed in the cases can investigate and challenge such debt, Claims and Liens.

5. Negotiation, execution and delivery of loan and collateral security documentation satisfactory to DIP Agent and the DIP Lenders shall have been completed. With respect to the U.S. Borrower and the U.S. Guarantors, the DIP

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Collateral Agent shall have received such security agreements, financing statements, discharges, opinions or other documents and information, in form and substance satisfactory to the DIP Collateral Agent as may be requested by the DIP Collateral Agent or the DIP Lenders in connection with the completion and registration of any of the DIP Security or as may be necessary or appropriate to give the DIP Lenders a first priority Lien over all of the property, assets and undertaking of the U.S. Borrower or U.S Guarantors.

6. The Existing Lenders and Secured Noteholders shall have received a supplemental full liability guarantee and supplemental security agreement from Mosaic Data Solutions Inc.

7. The representations and warranties of the Borrowers and DIP Guarantors in the DIP Credit Documentation shall be true and correct, in all material respects and the Canadian Borrower shall deliver to the DIP Agent an Officer's Certificate to that effect.

8. The DIP Agent shall have received legal opinions from counsel to the U.S. Borrower and each U.S Guarantor, in form and substance satisfactory to the DIP Agent.

Additional Conditions Precedent to Final DIP Funding and any Drawing under the Tranche C - Final DIP Funding

1. The U.S. Borrower and all material U.S. subsidiaries and/or affiliates shall have commenced a case under chapter 11 of the Bankruptcy Code (and no order shall have been entered (a) appointing a trustee or receiver, (b) converting any such case to a case under chapter 7 or otherwise dismissing such case, or (c) terminating or shortening the U.S. Borrower's or any U.S. Guarantor's exclusive period to file a plan.

2. The Initial Canadian Funding shall have occurred, and all provisions of the Canadian Initial Order shall remain in full force and effect, unamended except in a manner acceptable to the Required DIP Lenders.

3. A Default or an Event of Default shall not have occurred and be continuing.

4. The U.S. Court shall have entered the U.S. Final DIP Order in form and substance satisfactory to the DIP Agent and DIP Lenders, which order shall permanently approve the DIP Facility and the superpriority charge over all property of the U.S. Borrower and each U.S. Guarantor (subject to

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Carve Out).

Such order must provide the Existing Lenders and Secured Noteholders with adequate protection for the use of their collateral, including cash collateral, during the cases. Such adequate protection shall be in the form of (i) the granting of additional and replacement security interests, Liens and superpriority claims equivalent in scope to those granted to the DIP Collateral Agent and the DIP Lenders under the DIP Facility (with such Liens and claims being junior in priority to only the superpriority Liens and claims of the DIP Facility), and (ii) the continued payment on a weekly basis of all reasonable fees and expenses of the Existing Lenders and the Secured Noteholders, including the reasonable fees and expenses of legal counsel and the DIP Advisors. The order must further provide for (i) a waiver of all 506(c) actions and other surcharge and/or marshaling actions against the Agent, the DIP Lenders, the Existing Lenders and the Secured Noteholders, (ii) an affirmation by the U.S. Borrower and each U.S. Guarantor as to the validity, enforceability and priority of the debt, Claims and Liens of the Existing Lenders and Secured Noteholders and that no claims or counterclaims against the Existing Lenders or Secured Noteholders exist, and (iii) a limitation on the period of time under which any committee appointed in the cases can investigate and challenge such debt, Claims and Liens.

5. The representations and warranties of the Borrowers and DIP Guarantors in the DIP Credit Documentation shall be true and correct, in all material respects and the Canadian Borrower shall deliver to the DIP Agent an Officer's Certificate to that effect.

Representations and Warranties:

1. Each Borrower and each DIP Guarantor jointly and severally represents and warrants to each DIP Lender, upon which each DIP Lender relies upon in entering into this DIP Term Sheet and the other DIP Credit Documentation:

(a) The transactions contemplated by this DIP Term Sheet and other DIP Credit Documentation, including the DIP Security:

(i) are within the corporate powers of the Borrowers and each DIP Guarantor who has executed such documents;

(ii) have been duly authorized by all necessary corporate and, if required, shareholder

approval;

(iii) have been duly executed and delivered by the Borrowers and each DIP Guarantor who has executed such documents;

(iv) upon the granting of the applicable Restructuring Court Orders, constitute legal, valid and binding obligations of the Borrowers and each DIP Guarantor who has executed such document, enforceable in accordance with their terms;

(v) upon the granting of the applicable Restructuring Court Order, do not require the consent or approval of, registration or filing with, or any other action by, any governmental authority, other than filings made to register or otherwise record the DIP Security; and

(vi) will not violate the charter documents or bylaws of any of the Borrowers or DIP Guarantors who have executed such documents or any applicable law relating to such parties.

(b) the Borrowers have provided to the DIP Advisors (as defined below) true and complete copies of all material employment contracts entered into with the Mosaic Group and details of all senior management bonus arrangements with employees.

(c) the Mosaic Group does not have any existing key employee retention or similar programs, except as other wise disclosed herein to the DIP Lenders.

Affirmative Covenants: Each Borrower and each DIP Guarantor covenants and agrees, and agrees to cause each of their respective affiliates and subsidiaries, to do the following (these covenants may be in the DIP Credit Documentation or in the Restructuring Court Orders, as appropriate):

1. Immediately pay any and all outstanding fees and expenses incurred by the Existing Lenders and Secured Noteholders, including, without limitation, the DIP Advisors and legal counsel, and all retainers for DIP Lenders' professional and legal counsel set out in Schedule "C" hereto from a drawdown under the DIP Lenders Account pursuant to directions executed and delivered by the Canadian Borrower to the DIP Agent at the petition date (with all such payments of fees and expenses to be deemed

payments by the Canadian Borrower).

2. Allow the Existing Lenders' financial advisor, PricewaterhouseCoopers Inc. ("**PWC**") and the Secured Noteholders' financial advisor, FTI Consulting, Inc. (collectively, the "**DIP Advisors**") full access to the books and records of the Mosaic Group and will cause management thereof to fully co-operate with the DIP Advisors.

3. Allow the DIP Advisors to have full access to KPMG, the financial advisor to Mosaic, and to all reports made by KPMG to Mosaic with respect to factual matters contained in such reports.

4. Concurrent with the pursuit of a stand alone plan of reorganization, immediately commence and diligently proceed with a marketing process as agreed with all of the DIP Lenders, in accordance with the protocol and timelines to be approved by such parties prior to the execution of this DIP Term Sheet (the "**Marketing Protocol**") for the potential sale of all or substantially all of the Mosaic Group businesses or parts thereof, including without limitation, the engagement by no later than December 23, 2002, of an investment banker, approved by the Required DIP Lenders and on terms of engagement acceptable to the Required DIP Lenders, subject to ratification by the Bankruptcy Court, to carry out the marketing process for the sale of the Mosaic Group businesses or parts thereof. The Marketing Protocol shall be a confidential document and shall be sealed and not available to the public pursuant to the Restructuring Court Orders.

   The DIP Lenders agree that the marketing and sale of the Non Core Assets may by conducted by the Monitor in accordance with the protocol and timelines which may be set out in the Marketing Protocol. For greater certainty, any sale of Non Core Assets shall require the approval of the Required DIP Lenders and the U.S. and/or Canadian Court, as applicable (depending on where the assets are located) and such be subject to the terms of the provisions for "Mandatory Repayments" herein.

5. Immediately provide the DIP Lenders and the DIP Advisors with (a) full particulars of its discussions with interested parties regarding the sale of the Mosaic Group businesses, (b) information regarding the manner in which potential purchasers of such assets have been identified, (c)

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a list of potential purchasers and interested parties, (d) copies of all correspondence with such potential purchasers or interested parties and (e) after having been retained, full access to the investment banker retained under paragraph 4 above. In addition, the Mosaic Group will provide to the DIP Lenders and DIP Advisors copies of all documents referred to in connection with the retention of an investment banker and the marketing and sale process outlined above, and such other information related to the sale of the Mosaic Group businesses as the DIP Agent, DIP Lenders or DIP Advisors may request from time to time and cause the Investment banker retained pursuant to paragraph 4 above to provide the same disclosure to the DIP Lenders and the DIP Advisors, subject in all cases to third party confidentiality restrictions, *provided, however*, that the Borrowers shall use its reasonable best efforts to obtain a waiver or consent from any third party to permit the foregoing required disclosure to the DIP Lenders and DIP Advisors.

For greater certainty, the disclosure referred to above includes disclosure of all such matters arising prior to Closing commencing January 1, 2002.

6. Be guided by the Mosaic Board of Directors who shall review, supervise and provide normal and prudent governance for management, including with respect to the marketing process referred to in paragraph 4 above.

7. Use reasonable efforts to keep the DIP Agent, the DIP Lenders and the DIP Advisors apprised on a timely basis of all material developments with respect to the business and affairs of the Mosaic Group.

8. Deliver to the DIP Lenders the reporting and other information from time to time requested by the DIP Agent, DIP Lenders or the DIP Advisors (including any information pertaining to non-debtor affiliates and/or subsidiaries of Mosaic Group), at the reasonable times requested and in form and substance satisfactory to the Required DIP Lenders.

9. Use the proceeds of the DIP Facility only for the purposes of the short-term working capital liquidity needs of the Borrowers and the DIP Guarantors consistent with the Cash Flow Projections and Cash Flow Variance and other restrictions set out herein.

10. Provide to the DIP Agent within two Business Days after the last Business Day of every week (the **"Reporting Date"**) beginning on December 24, 2002, in form and detail satisfactory to the DIP Agent:

    (a) a detailed consolidated actual cash flow summary for the week ending the Reporting Date, with an explanation for significant variances in actual cash flow from the cash flow projection for such weekly period; and

    (b) a detailed summary of sales and accounts receivable collections for the week ending the Reporting Date, with an explanation for significant variances in actual sales and accounts receivables collected from the projected amounts for such weekly period.

11. Provide to the DIP Agent and DIP Advisors the following:

    (a) as soon as available and in any event by the last Business Day of each calendar month, a copy of the unaudited consolidated and divisional balance sheets of the Mosaic Group as at the end of the previous month;

    (b) a summary of daily cash collections and disbursements by legal entity by the close of the following Business Day;

    (c) a summary of weekly sales by legal entity within two (2) Business Days after the last Business Day of every week.

12. Subject to the exceptions listed in Schedule **"D"** hereof, maintain all cash and cash equivalents, and deposit all proceeds of the accounts receivables of the Mosaic Group with CIBC, with the exception only of monies deposited into the accounts listed in Schedule "E" hereof, which shall be allowed to remain only if arrangements are in put in place, on terms and conditions satisfactory to the Required DIP Lenders, to sweep all monies in such accounts into a cash concentration account with CIBC on a daily basis.

13. Prepare a daily summary of all bank account balances and cheques issued by the Mosaic Group, to be delivered to the DIP Agent and the DIP Advisors on a daily basis on the following Business Day.

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14. Operate the Mosaic Group businesses in the ordinary course of business, subject always to the Cash Flow Projections and Cash Flow Variance delivered to and previously approved by the DIP Lenders and to the credit limits established under the DIP Facility as set out hereunder.

15. Comply with the provisions of the court orders made in connection with CCAA and US bankruptcy filings (collectively, the "**Restructuring Court Orders**"); provided that if any such Restructuring Order contravenes this DIP Term Sheet or the DIP Credit Documentation in a manner detrimental to the DIP Lenders, the same shall be an Event of Default hereunder.

16. Preserve, renew and keep in full force its respective corporate existences, its respective material licenses, etc.

17. Notify the DIP Agent and DIP Advisors of the occurrence of any Default or Event of Default.

18. Maintain insurance of such type, in such amounts and against such risks as is prudent for a business of an established reputation with financially sound and reputable insurers, including without limitation, product liability, business interruption, liability and property and Directors' and Officers' insurance, all in coverage and scope acceptable to the Required DIP Lenders.

19. Duly and punctually pay or cause to be paid to the DIP Agent and the DIP Lenders all principal, interest, fees and other amounts payable by it under this DIP Term Sheet and under any other DIP Credit Documentation on the dates, at the places and in the amounts and manner set forth herein and therein.

20. Comply with such other affirmative covenants as may be required by the DIP Lenders in their reasonable discretion, and which are customary in a transaction of this nature.

Negative Covenants: Each Borrower and each DIP Guarantor covenants and agrees, and covenants and agrees to cause their respective affiliates and subsidiaries not to do the following (these covenants may be in the DIP Credit Documentation or in the Restructuring Court Orders, as appropriate) unless with the prior written consent of the Required DIP Lenders (unless otherwise expressly indicated as requiring the consent of all of the DIP Lenders):

1. Transfer, lease or otherwise dispose of all or any part of its property, assets or undertaking over Cdn.$500,000 at any one time or through a series of related transactions, or more than Cdn.$2,000,000 in the aggregate during the period of the DIP Facility, without the prior written consent of the Required DIP Lenders and the U.S. Court and/or the Canadian Court, as applicable (depending on the jurisdiction where the assets are located). For greater certainty, in the case of any transfer, lease or disposition of any property, assets or undertaking of any of the Borrowers or DIP Guarantors, or any affiliates or subsidiaries thereof, all proceeds of such transfer, lease or disposition sale shall be subject to the repayment provisions herein for "Mandatory Repayments".

2. Make any payment of principal or interest in respect of existing (pre-petition) borrowed money, including without limitation, to any of the COPrS noteholders; *provided, however,* that the Borrowers and DIP Guarantors shall be allowed to make adequate protection payments to the Existing Lenders and the Secured Noteholders as more fully set forth below.

3. Create or permit to exist indebtedness for borrowed money other than existing (pre-petition) debt and debt contemplated by this DIP Facility.

4. Enter into any transaction with any affiliate or subsidiary or any of its or their directors or senior or executive officers, or enter into or assume any employment, consulting or analogous agreement or arrangement with any of its or their directors or senior or executive officers, or make any payment to any of its or their directors or senior or executive officers, except in respect of a transaction or agreement or arrangement which is in the ordinary course of business of the Mosaic Group and which is upon fair and reasonable terms no less favourable to the Mosaic Group than it would obtain in a comparable arm's-length transaction.

5. Make any investments or acquisitions of any kind, direct or indirect, in any business or otherwise.

6. Make any payments outside the ordinary course of business, subject always to the Cash Flow Projections and to the maximum availability under the DIP Facility. For greater certainty, no payments shall be used to reduce any existing (pre-petition) indebtedness or trade or unsecured

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liabilities of the Mosaic Group (other than in respect of accrued payroll and employment agency fees), with the exception only of critical vendor payments of no more than Cdn.$2,500,000 in the aggregate; provided that, to the extent such critical vendor payments are made by the U.S. Borrower or the U.S. Guarantors, such payments shall be made pursuant to a critical vendor order approved by the Required DIP Lenders and the U.S. Court.

7. Make any payments on account of bonuses or new retainers (other than those relating to the DIP Advisors and the DIP Lenders' legal counsel and other professionals) or establish or create any trust accounts.

8. Permit any new Liens to exist on any of its properties or assets other than the Court Ordered Charges, Liens in favour of the Existing Lenders and Secured Noteholder and Liens in favour of the DIP Lenders as contemplated by this DIP Term Sheet and other DIP Credit Documentation.

9. Create or permit to exist any other administrative claim which is senior to or pari passu with the superpriority claims of the Agent and the DIP Lenders, other than the Carve Out and Court Ordered Charges.

10. Fail to perform in accordance with the Cash Flow Projections (subject to the Cash Flow Variance).

11. Make any capital expenditures over an aggregate maximum of Cdn.$1,500,000.

12. Make any payments of bonuses of any kind to any employees of the Mosaic Group.

13. Make any distribution of funds (whether proceeds of the DIP Facility or otherwise) to Mosaic Performance Solutions Inc. in excess of U.S.$2 million.

Indemnity and Release:

Each Borrower and each DIP Guarantor agrees, on a joint and several basis, to indemnify and hold harmless the DIP Agent, the DIP Collateral Agent, each DIP Lender, each Existing Lender and each Secured Noteholder, and each of the foregoing entities' respective directors, officers, employees, agents, attorneys and affiliates (all such persons and entities being referred to hereafter as "**Indemnified Persons**") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or

involve any Indemnified Person (whether asserted by you or any third party) as a result of or arising out of or in any way related to or resulting from the insolvency proceedings, this DIP Term Sheet or any other DIP Credit Documentation, and, upon demand, to pay and reimburse any Indemnified Person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Indemnified Person is a party to any action or proceeding out of which any such expenses arise); *provided, however*, no Borrower or DIP Guarantor shall not be obligated to indemnify pursuant to this paragraph any Indemnified Person against any loss, claim, damage, expense or liability to the extent it resulted from the gross negligence or wilful misconduct of such Indemnified Person as finally determined by a court of competent jurisdiction.

Each of the Borrowers and DIP Guarantors, and their respective affiliates, associates, holding bodies corporate and subsidiaries and all of their respective employees, agents, successors and assigns and anyone claiming through or under them (collectively, the "**Releasors**") do hereby release, remise and forever discharge each of the Existing Lenders, the Agent (as defined in the Existing Credit Agreement and such other agents under the Existing Credit Agreement) and Secured Noteholders (which term includes its affiliates, associates, holding bodies corporate and subsidiaries and all their employees, agents, successors and assigns and anyone claiming through or under it) (collectively, the "**Releasees**") of and from any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever (collectively, the "**Claims**") which the Releasors or any one or more of them now have or ever had, can, shall or may have in respect of or in any way arising out of or related to the dealings or transactions in respect of the Existing Credit Agreement, Senior Noteholders Agreement and the Existing Lenders' and Senior Noteholders' dealings with any of the Releasors, prior to the date hereof (collectively, the "**Released Claims**"). In addition, the Releasors covenant and agree not to make any claim or to commence, maintain or continue any action or proceeding against any person or corporation in which any claim could arise against the Releasees for contribution or indemnity under the *Negligence Act* or otherwise with respect to the Released Claims. The releases granted under this DIP Term Sheet shall survive the termination of the DIP Facility.

Events of Default:

The occurrence of any one or more of the following shall constitute an Event of Default ("**Event of Default**") under this DIP Term Sheet:

(a) The entry of an order dismissing any of the CCAA or US bankruptcy cases, converting any of the US cases to a Chapter 7 case, terminating or shortening the debtor's exclusive period to file a plan in any US bankruptcy case other than a termination or shortening initiated by any of the Existing Lenders, Secured Noteholders or DIP Lenders, or lifting the stay in either the Canadian or US cases to permit the enforcement of any security against the Borrowers or DIP Guarantors, or the appointment of a receiver, interim receiver or similar official or the making of a receiving order against the Borrowers or any DIP Guarantor[**, other than in respect of a non material asset not required for the operations of any Borrower's or DIP Guarantor's business and which is subject to a priority Lien**];

(b) The entry of an order appointing a Chapter 11 trustee in any of the US cases;

(c) The entry of an order granting any other claim superpriority status or a lien equal or superior to that granted to the DIP Collateral Agent other than the Court Ordered Charges;

(d) The entry of an order staying, reversing, vacating or otherwise modifying the DIP Credit Documentation, any Restructuring Court Order or the entry of an order by the U.S. Court or the Canadian Court having the equivalent effect, without the prior written consent of the DIP Agent and all of the DIP Lenders;

(e) The entry of an order in any of the US cases appointing an examiner having enlarged powers beyond those set forth under Section 1106(a)(3) and (4) of the Bankruptcy Code, or the entry of an order by the Canadian Bankruptcy Court having a similar effect;

(f) Failure of any Borrowers or DIP Guarantor to pay (A) interest or fees when due under the DIP Terms Sheet or any other DIP Credit Documentation and such default shall continue for two (2) Business Days, (B) principal when due under the DIP Facility, or (C) legal and advisor fees of the DIP

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Agent, DIP Lenders, Existing Lenders and Secured Noteholders within two (2) Business Days of the due date for such payments, including, without limitation, immediate payment of all Existing Lenders' and Secured Noteholders' reasonable legal and advisor fees and expenses incurred as of the filing date;

(g) Failure of any Borrower or DIP Guarantor to comply with any negative covenants in this DIP Term Sheet or any other DIP Credit Documentation;

(h) Failure of any Borrower or DIP Guarantor to comply with the provisions herein pertaining to the "Cash Management System".

(i) Failure of any Borrower or DIP Guarantor to perform or comply with any term or covenant under this DIP Term Sheet or any other DIP Credit Documentation (other than as set out in subparagraphs (f), (g) and (h) above) and such default shall continue unremedied for a period of five (5) calendar days;

(j) Any representation or warranty by any Borrower or DIP Guarantor shall be incorrect or misleading in any material respect when made;

(k) The resignation of any two or more of the senior management team of any of the Borrowers, DIP Guarantor or any divisions thereof that materially adversely affects the ability of such Borrower or DIP Guarantor or division thereof to carry on its business.

(l) The resignation of John Caldwell as a director of the Canadian Borrower or the majority of the Board of Directors of the Canadian Borrower shall fail to be independent members.

(m) The entry of any order granting relief from the automatic stay in the US cases, or lifting the stay in either the Canadian or US cases to permit the enforcement of any security against the Borrowers or DIP Guarantors, or the appointment of a receiver, interim receiver or similar official or the making of a receiving order against the Borrowers

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or any DIP Guarantor[**, other than in respect of a non material asset not required for the operations of any Borrower's or DIP Guarantor's business and which is subject to a priority Lien**];

(n) The filing of any pleading by any Borrower or DIP Guarantor seeking any of the matters set forth in clauses (a) through (e);

(o) Failure to have the U.S. Interim DIP Order entered by Friday, December 20, 2002, or failure to have the U.S. Final DIP Order entered by Friday, January 24, 2002;

(p) Failure of the Borrowers to file a plan or reorganization acceptable to all of the DIP Lenders on or before February 28, 2003; and

(q) Failure of the Borrowers to comply with the Cash Flow Projections, after giving effect to the Cash Flow Variance.

Remedies: Upon the occurrence of an Event of Default, the Required DIP Lenders may terminate their total DIP Commitments, declare the obligations in respect of the DIP Credit Documentation to be immediately due and payable and exercise all rights and remedies under the DIP Credit Documentation and the Restructuring Court Orders. The DIP Agent and the DIP Lenders shall have customary remedies under the DIP Credit Documentation including, but not limited to, the right to realize on all or part of the DIP Security without the necessity of obtaining further relief or order from the U.S. Court or the Canadian Court.

Obligations of Agents: The rights and obligations of the DIP Agent and the DIP Collateral Agent (collectively, the "**Agents**" and individually, an "**Agent**") are as follows:

(a) The Agents will have no duties or responsibilities except those expressly set out in this DIP Term Sheet (and those ultimately set out in the DIP Credit Documentation). The Agents or any of their respective officers, directors, employees or agents will not be liable for any action taken or omitted to be taken under this DIP Term Sheet or in connection with it, unless caused by its or their gross negligence or wilful misconduct (or the taking of actions requiring Required DIP Lender consent

without obtaining such consent). The duties of the Agents will be mechanical and administrative in nature. The Agents will not have by reason of this DIP Term Sheet or any other DIP Credit Documentation a fiduciary relationship in respect of any DIP Lender and nothing herein or therein, expressed or implied, is intended to, or will be construed so as to impose upon the Agents any obligation except as expressly set out herein. The Agents shall not be required to inquire into the authorization, execution, effectiveness, genuineness, validity or enforceability of the DIP Credit Documentation or any other instruments and agreements referred to therein and will not be required to make any inquiry concerning the performance or observance of any of the terms, provisions or conditions of the DIP Credit Documentation or any other instruments and agreements referred to therein. Each of the DIP Lenders severally represents and warrants to the Agents that it has made and will continue to make such independent investigation of the financial condition and affairs of the Borrower as such DIP Lender deems appropriate in connection with its entering into this DIP Term Sheet and the making and continuance of borrowings under the DIP Facility, that such DIP Lender has and will continue to make its own appraisal of the creditworthiness of the Borrower and that such DIP Lender in connection with such investigation and appraisal has not relied upon any information provided to such DIP Lender by the Agents. The Agents may at any time request instructions from the DIP Lenders with respect to any actions or approvals which, by the terms of this DIP Term Sheet or any other DIP Credit Documentation, the Agents are permitted or required to take or to grant, and the Agents will be absolutely entitled to refrain from taking any action or to withhold any approval and will not be under any liability whatsoever to any person for refraining from taking any action or withholding any approval under this DIP Term Sheet or any other DIP Credit Documentation until it has received such instructions from the Required DIP Lenders, or all DIP Lenders, as the case may be. Except with respect to any instructions that are specifically stated to be required of all of the DIP Lenders, no such DIP Lender will have any right of action

whatsoever against the DIP Agent or DIP Collateral Agent in accordance with instructions received from the Required DIP Lenders.

(b) The Agents will be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex, teletype message, cablegram, radiogram, order or other document or telephone conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper person or person, and, with respect to all legal matters pertaining to this DIP Term Sheet or any other DIP Credit Documentation and its duties hereunder or thereunder, upon the advice of counsel selected by it.

Indemnification of Agents by DIP Lenders:

The DIP Lenders hereby indemnify the Agents (to the extent not reimbursed by the Borrower) rateably according to their DIP Commitments from and against any and all Claims which may be imposed on, incurred by, or asserted against the Agent in such capacity in any way relating to or arising out of the insolvency proceedings, DIP Credit Documentation and any other instruments and agreements referred to in them or any action taken or omitted by the Agents under the insolvency proceedings, the DIP Documentation or any other instruments and agreements referred to in them; provided that no DIP Lender will be liable for any portion of such Claims resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each DIP Lender agrees to reimburse the Agents promptly upon demand for its rateable share as above described of out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Agents in connection with the determination or preservation of any rights of the Agents or the DIP Lenders under or the enforcement of, or legal advice in respect of rights or responsibilities under, the insolvency proceedings, the DIP Credit Documentation or any other instruments and agreements referred to in them, to the extent that the Agents are not reimbursed for such expenses by the Borrower on demand.

The Agents may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of the Agents or any DIP Lender under any insolvency proceeding, the DIP Credit Documentation or any other instruments and agreements referred to in them until it has been indemnified or secured to its satisfaction against any and all costs, losses, expenses or liabilities (including legal fees) which it would or might sustain or incur as a result of such exercise or action.

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DIP Lender Approvals:

Any consent, approval (including without limitation any approval of or authorization for any waiver under or any amendment to any of the DIP Credit Documentation), instruction or other expression of the DIP Lenders under any of the DIP Credit Documentation may be obtained by an instrument in writing signed in one or more counterparts by the Required DIP Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile) or by a resolution passed at a meeting of the DIP Lenders duly called and held for the purpose of considering the same as hereinafter provided and shall be deemed to have been obtained if such resolution is passed by the affirmative vote of the Required DIP Lenders. A meeting of DIP Lenders may be called by the DIP Agent and shall be called by the DIP Agent upon the request of any two DIP Lenders on at least one (1) business days' notice. Every such meeting shall be held in the City of Toronto or at such other reasonable place as the DIP Agent may approve.

For greater certainty, to the extent so authorized above, the DIP Agent and DIP Collateral Agent, as applicable, shall be entitled (but not obligated) to execute and deliver on behalf of such Agent, and all of the DIP Lenders, without the requirement for the execution by any such DIP Lenders, any consents, approvals, waivers, documents or instruments (including, without limitation, any amendment to any of the DIP Credit Documentation) necessary or advisable in the opinion of the DIP Agent or DIP Collateral Agent, as the case may be, to give effect to the matters approved by the Required DIP Lenders by one of the methods set out above.

Notwithstanding any of the foregoing or any other provision in this DIP Term Sheet:

(a) the consent of all of the DIP Lenders evidenced by an instrument in writing or, if all of the DIP Lenders are present at a meeting of Lenders as aforesaid, by an affirmative vote of all of the DIP Lenders, will be required for (i) any increase in the maximum amount of the DIP Facility, (ii) any reduction in the percentage specified in the definition of Required DIP Lenders specified in this DIP Term Sheet or any DIP Credit Documentation as being required for the DIP Lenders to take any action, (iii) any compromises or settlement of any of the indebtedness under the DIP Facility, or (iv) any postponement or discharge of all or substantially all of the DIP Security (other than, for greater certainty, any postponement or discharge of DIP Security expressly permitted under any other

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provision of the DIP Credit Documentation);(v) any reduction to the amount of, or any extension to the date of payment of any principal, interest or fees under the DIP Facility (provided that the consent of all of the DIP Lenders shall not be required to any agreement to enter into standstill or other similar arrangements relative to any default in making any such payments or to any waiver of any of the repayment obligations of the Borrower set out in the DIP Credit Documentation);

(b) except for any change in a DIP Commitment otherwise expressly provided for in the DIP Credit Documentation, the consent of the particular DIP Lender will be required for any increase in the DIP Commitment of such DIP Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction of any DIP Commitment or DIP Commitments shall not constitute an increase of the DIP Commitment of any DIP Lender);

Pro Rata Sharing:

(a) All amounts received by an Agent or a DIP Lender after the DIP Commitments have been terminated after the occurrence of an Event of Default hereunder will be shared pro rata among the DIP Lenders in the same proportion as is each DIP Lender's DIP Commitment to the total of all outstanding DIP Commitments.

(b) During the existence of a Default or an Event of Default, the DIP Agent shall allocate outstanding DIP Advances among the DIP Lenders so that the total DIP Advances is in the same proportion as the total DIP Commitments of each DIP Lender bears to the total DIP Commitments of all of the DIP Lenders.

Currency:

Any DIP Advance shall be repaid by the Borrower as required under this DIP Term Sheet in the currency in which such DIP Advance was obtained by the Borrowers. Any payment on account of an amount payable under any DIP Credit Documentation in a particular currency (the "**proper currency**") made to or for the account of the Agents or a DIP Lender in a currency (the "**other currency**") other than the proper currency, whether pursuant to a judgement or order of any court or tribunal or otherwise, shall constitute a discharge of the Borrowers'

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obligation under such DIP Credit Documentation only to the extent of the amount of the proper currency which the Agent, or such DIP Lender is able, in the normal course of its business within one Business Day after receipt by it of such payment, to purchase with the amount of the other currency so received. If the amount of the proper currency which the Agents or such DIP Lender is so able to purchase is less than the amount of the proper currency originally due to it under such DIP Credit Documentation, the Borrowers shall indemnify and save the Agent and the DIP Lender, as the case may be, harmless from and against any loss or damage arising as a result of such deficiency.

Taxes:

All payments by the Borrowers under the DIP Credit Documentation shall be made free and clear of, and without reduction for or on account of, any present or future taxes, levies, imposts, duties, charges, fees, deductions or withholdings of any kind or nature whatsoever or any installments, interest or penalties payable with respect thereto now or in the future imposed, levied, collected, withheld or assessed by any country or any political subdivision of any country (collectively "**Taxes**"); provided, however, that if any Taxes which are not Excluded Taxes are required by applicable law to be withheld from any interest or other amount payable to any Agent, or any DIP Lender under any DIP Credit Documentation, the amount so payable to the Agent, or such DIP Lender shall be increased to the extent necessary to yield to the Agent, or such DIP Lender, on a net basis after payment of all Taxes, interest or any such other amount payable under such DIP Credit Documentation at the rate or in the amount specified in such DIP Credit Documentation.

Further Assurances:

The Borrowers and DIP Guarantors shall at their expense, from time to time do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents (including certificates, declarations, affidavits, reports and opinions) and things as the DIP Agent, DIP Collateral Agent or the DIP Lenders may reasonably request for the purpose of giving effect to this DIP Term Sheet and the DIP Security, perfecting, protecting and maintaining the Liens created by the DIP Security and Intercompany DIP Loans and Security or establishing compliance with the representations, warranties and conditions of this DIP Term Sheet or any other DIP Credit Documentation.

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Entire Agreement; Conflict:	This DIP Term Sheet, including the Schedules hereto and the DIP Credit Documentation, constitutes the entire agreement between the parties relating to the subject matter hereof. Prior to the execution and delivery of the DIP Credit Agreement, to the extent that there is any inconsistency between this DIP Term Sheet and any of the other DIP Credit Documentation, this DIP Term Sheet shall govern. Upon execution and delivery of the DIP Credit Agreement, the DIP Credit Agreement shall govern, as modified by any Restructuring Court Order.
Amendments, Waivers, etc.:	No waiver or delay on the part of the DIP Agent or DIP Collateral Agent or any of the DIP Lenders in exercising any right or privilege hereunder or under any other DIP Credit Documentation will operate as a waiver hereof or thereof unless made in writing and signed by an authorized officer of such Agent.
Severability:	Any provision in any DIP Credit Documentation which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
Counterparts:	This DIP Term Sheet may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, but all of which when taken together constitute one and the same instrument; any party may execute this DIP Term Sheet by signing any counterpart of it.
Jurisdiction:	Each Borrower and DIP Guarantor irrevocably submits to the non-exclusive courts of Ontario and Texas, waives any objections on the ground of venue or forum non conveniens or any similar grounds, and consents to service of process by mail or in any other manner permitted by relevant law.
Definitions:	Capitalized terms not otherwise defined herein shall have the following meanings: **"Business Day"** means each day that banks are open for business in Toronto, Ontario, Canada;

"Canadian Dollar Equivalent" means with the amount obtained in Canadian dollars using the spot wholesale transactions buying rate of the Bank of Canada for the purchase of the applicable amount of Canadian dollars in effect as of 12:00 noon on the Business Day with respect to which such computation is required for the purpose of this DIP Term Sheet or, in the absence of such a buying rate on such date, using such other rate as the DIP Agent may reasonably select;

"Controllable Expenses" means expenses **[other than payroll expenses and reasonable professional fees and expenses]**;

"Court Ordered Charges" means the following liens:

(a) Administrative Charge (comprised of a Monitor's charge, Borrowers' Professional fees charge and chief restructuring officer's charge) not to exceed aggregate Cdn.$2,000,000;

(b) Directors' charge not to exceed Cdn.$3.7 million;

For greater certainty, any court ordered charge in favour of the chief restructuring officer for indemnity obligations of the Borrowers and DIP Guarantors shall be no more than Cdn.$**[10]** million and shall rank subordinate in priority to the DIP Lender's Liens referred to hereunder.

"Default" means an event which, with the giving notice and/or lapsed of time would constitute an Event of Default (as defined herein);

"Liens" means all mortgages, charges, encumbrances, liens and security interests of any kind or nature whatsoever;

"Non Core Assets" means the assets or business or parts thereof of Mosaic Marketing and Technology Solutions (II) Corp., Mosaic Data Solutions Inc., Mosaic's long distance reseller business and Mosaic Marketing & Technology Solutions Corp.;

IN WITNESS HEREOF, the parties hereby execute this DIP Term Sheet as at December 17, 2002.

MOSAIC GROUP INC.

By: ______________________
Name:
Title:

MOSAIC GROUP (US) INC.

By: ______________________
Name:
Title:

MOSAIC SALES SOLUTIONS CORP.

By: ______________________
Name:
Title:

FIELD ENERGY SERVICES LTD.

By: ______________________
Name:
Title:

MOSAIC MARKETING AND TECHNOLOGY SOLUTIONS CORP.

By: ______________________
Name:
Title:

MOSAIC MARKETING AND TECHNOLOGY SOLUTIONS (II) CORP.

By: ______________________
Name:
Title:

MEDIUM ONE PRODUCTIONS INC.

By: ______________________
Name:
Title:

MOSAIC INVESTMENTS INC.

By: ______________________
Name:
Title:

MOSAIC SALES SOLUTIONS (I) INC.

By: ______________________
Name:
Title:

MOSAIC SALES SOLUTIONS (II) INC.

By: ______________________
Name:
Title:

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MOSAIC SALES SOLUTIONS (III) (LP) INC.

By: ______________________________
Name:
Title:

MOSAIC SALES SOLUTIONS (III) (GP) INC.

By: ______________________________
Name:
Title:

MOSAIC SALES SOLUTIONS (III) LP

By: ______________________________
Name:
Title:

MOSAIC PREPAID SOLUTIONS INC.

By: ______________________________
Name:
Title:

MOSAIC PERFORMANCE SOLUTIONS INC.

By: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK

By: ______________________________
Name:
Title:

BANK OF MONTREAL

By: ______________________________
Name:
Title:

BANK ONE CANADA

By: ______________________________
Name:
Title:

HSBC BANK CANADA

By: ______________________________
Name:
Title:

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THE BANK OF NOVA SCOTIA

By: ______________________
Name:
Title:

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: ______________________
Name:
Title:

JACKSON NATIONAL LIFE INSURANCE COMPANY

By: ______________________
Name:
Title:

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

By: ______________________
Name:
Title:

NORTHERN LIFE INSURANCE COMPANY

By: ______________________
Name:
Title:

SCHEDULE "A"

PRO RATA DIP COMMITMENTS IN DIP FACILITY

DIP Lender	DIP Commitment (Cdn.$/Cdn.$ equivalent)	DIP Percentage
Canadian Imperial Bank of Commerce	•	
The Toronto-Dominion Bank	•	
Bank of Montreal	•	
Bank One Canada	•	
HSBC Bank Canada	•	
The Bank of Nova Scotia	•	
The Prudential Insurance Company of America	•	
Jackson National Life Insurance Company	•	
Jackson National Life Insurance Company of New York	•	
Northern Life Insurance Company	•	
TOTAL	**$10,000,000**	**100%**

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SCHEDULE "B"

CASH FLOW PROJECTIONS

[TO BE DELIVERED BY THE COMPANY]

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SCHEDULE "C"

ACCRUED LEGAL FEES AND PROFESSIONAL FEES

Professional		Accrued Fees	Retainer	Wire Transfer Instructions
Faskens		•	US$25,000	
KPMG Inc.		•		
Pricewaterhouse Coopers Inc.		•		
FIT Consulting Inc.		•	US$100,000	
Bingham McCutcheon	-	US$[300,000]	US$25,000	
Osler, Hoskin & Harcourt LLP	-	Cdn.$38,984.77		
Blake, Cassels & Graydon LLP	-	Cdn.$[125,000]		
Vinson & Elkins	-	US$•		

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SCHEDULE "D"

EXCEPTIONS TO CASH SWEEP

1. Bank accounts held by Mosaic's UK and European companies unless and until such companies are legally entitled to authorize such cash sweep.

2. Bank accounts in connection with Mosaic's Hungary operations unless and until such companies are legally entitled to authorize such cash sweep.

3. Bank accounts held by Mosaic Infoforce LP.

4. Bank accounts held by Mosaic Data Solutions Inc.

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SCHEDULE "E"

LIST OF NON-CIBC BANK ACCOUNTS

[ATTACHED]

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SCHEDULE "D"

Adjustment Agreement

[To be inserted]

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ADJUSTMENT AGREEMENT

RECITALS

1. Each of the parties signing this agreement (collectively, the "**Participants**" and individually a "**Participant**") participates in a centralized cash management system ("**CMS**") and in connection therewith is a party to the CIBC multiple party centralized cash control service agreement ("**CIBC Cash Control Agreement**").

2. Mosaic Group Inc. ("**Mosaic**") and each of the other Participants, have made a filing under *The Companies Creditors Arrangement Act* (Canada) ("**CCAA**") and/or the United States *Bankruptcy Code* (the "**Code**") on the date hereof (the "**Commencement Date**").

3. The Participants require continued use of the CMS following the Commencement Date and until the date (the "**Termination Date**") of termination of the proceedings under the CCAA and the Code.

4. The Participants wish to enter into this agreement to provide for an equitable adjustment in respect of the Participants' respective net contributions to and utilization of the CMS during the period (the "**Stay Period**") from the Commencement Date to the Termination Date.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1. Any Participant, other than Mosaic, who makes a net contribution to the CMS in that the aggregate amounts actually transferred out of its Operating Account (as defined in the CIBC Cash Control Agreement) pursuant to the CMS during the Stay Period exceeds the aggregate amounts actually transferred into its Operating Account pursuant to the CMS during the Stay Period (such excess the "**Participant's Receivable**") is an indirect contributor under the CMS.

2. Any Participant, other than Mosaic, who has a net utilization of the CMS in that the aggregate amounts actually transferred out of its Operating Account (as defined in the CIBC Cash Control Agreement) pursuant to the CMS during the Stay Period is less than the aggregate amounts actually transferred into its Operating Account pursuant to the CMS during the Stay Period (such deficiency the "**Participant's Payable**") is an indirect beneficiary under the CMS.

3. Each of the Participants, other than Mosaic, hereby assigns, transfers, mortgages, charges and grants a security interest (each a "**Participant's Charge**") in and mortgages and charges as and by way of a fixed and specific mortgage and charge, all of its present and future, real and personal, property, undertaking and assets to and in favour of Mosaic as a general and continuing security for the due, prompt and complete payment, performance and satisfaction of all obligations and indebtedness and liabilities in respect of the first-mentioned Participant's Payables.

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4. Mosaic hereby assigns, transfers, mortgages, charges and grants a security interest (the "**Mosaic Charge**") in and mortgages and charges as and by way of a fixed and specific mortgage and charge, all of its present and future, real and personal, property, undertaking and assets to and in favour of each of the Participants, other than Mosaic, as a general and continuing security for the due, prompt and complete payment, performance and satisfaction of all obligations and indebtedness and liabilities of Mosaic in respect of such Participant's Receivables.

5. The Mosaic Charge and the Participants' Charges and the indebtedness and obligations secured thereby shall rank (i) *pari passu*, (ii) subordinate in all respects to security for the Mosaic debtor-in-possession financing in the amount of $10,000,000 approved by the orders referred to next and the indebtedness secured thereby, and (iii) thereafter, in such priority as shall be provided in applicable orders under the CCAA and in the cases under the Code.

6. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

7. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8. This agreement may be executed in counterparts and by facsimile transmission, each of which, including facsimile transmissions, shall be deemed to be an original and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this agreement, effective as of December ______, 2002.

Mosaic Group Inc.

____

Name:
Title:

Mosaic Marketing and Technology Solutions Corp.

____

Name:
Title:

Mosaic Marketing and Technology Solutions (II) Corp.

____

Name:
Title:

Mosaic Sales Solutions Corp.

____

Name:
Title:

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Mosaic Investments Inc.

Name:
Title:

Medium One Productions Inc.

Name:
Title:

Mosaic Sales Solutions (I) Inc.

Name:
Title:

Mosaic Sales Solutions (III) (LP) Inc.

Name:
Title:

Mosaic Sales Solutions (III) L.P.

Name:
Title:

Mosaic Prepaid Solutions Inc.

Name:
Title:

Field Energy Services Ltd.

Name:
Title:

Mosaic Group (US) Inc.

Name:
Title:

Mosaic Sales Solutions (II) Inc.

Name:
Title:

Mosaic Sales Solutions (III) (GP) Inc.

Name:
Title:

Mosaic Performance Solutions Inc.

Name:
Title:

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, C.C-36

Court File No: 02-CL-4816

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

SUPERIOR COURT OF JUSTICE
- COMMERCIAL LIST -

Proceeding commenced at Toronto

INITIAL CCAA ORDER

GOODMANS LLP
Barristers & Solicitors
Suite 2400
250 Yonge Street
Toronto, Canada M5B 2M6

Jay A. Carfagnini (LSUC# 222936)
Joseph Pasquariello (LSUC# 37389C)
Tel: 416-979-2211
Fax: 416-979-1234

Solicitors for the Applicants

G26\4462686.10

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